June 16, 2005

Via EDGAR and Federal Express

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0405

Attn: Ms Karen J. Garnett

Re:	TRX, Inc.
Form S-1 filed May 9, 2005
File No. 333-124741

Ladies and Gentlemen:

On behalf of TRX, Inc., we are responding to the letter dated June 8, 2005 (the “Comment Letter”) from Karen J. Garnett, Assistant Director of the Securities and Exchange Commission (the “Commission” or the “Staff”), and providing certain supplemental information as requested in the Comment Letter. Please note that TRX has also filed, via EDGAR, Amendment No. 1 to the Form S-1 filed by TRX on May 9, 2005 (the “Form S-1”). Five marked copies of Amendment No. 1 to the Form S-1 are provided with this letter to facilitate your review.

Set forth below are the responses to the comments of the Commission provided to us by TRX and other parties. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response. TRX has amended the Form S-1 in response to the Comment Letter, as well as to update or clarify disclosure where appropriate. Please note that references to “we,” “our,” “us,” “TRX,” and the “Company” refer to TRX, Inc.

Form S-1

General Comments

1.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Response: We have attached as Attachment 1 to this letter copies of all graphics, maps, photographs, and related captions or other artwork, including logos, that we intend to use in the prospectus.

2.

We note an interview by Mr. Davis with TravelMole.com was published on May 18, 2005 and remains posted on your company website. In the interview, Mr. Davis said that TRX “had a record-breaking second quarter and is on track to do 93 million travel transactions worth $35 billion in air sales this year.” Please provide a detailed analysis regarding whether Mr. Davis’ statements in this interview have the effect of conditioning the market for your offering. If so, it appears that Mr. Davis’ statements may constitute

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an offering of your securities by means other than a Section 10 prospectus. Please tell us how you intend to address the publication of Mr. Davis’ remarks.

Response: We advise the Staff that the article in TravelMole.com was published on May 18, 2004, and relates to 1st quarter 2004 operations. Because the publication date of the article predates by approximately nine months the date when TRX first reached an understanding with the managing underwriter as to the public offering of our securities, we do not believe that the article constitutes improper pre-offering publicity or an offer prior to the filing of a registration statement or an offer by means other than a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additionally, Mr. Davis was never interviewed or otherwise contacted by TravelMole.com. We believe that the article was compiled in part by TravelMole.com, without contact with TRX, from a TRX press release dated April 21, 2004 (attached as Attachment 2 to this letter). Although we have a history of providing information to customers and vendors through our website, to address any concerns of the Staff, we have removed the link to the TravelMole.com article from our website.

3.	In the same article noted in Comment 3 above, Mr. Davis makes a number of statements that do not appear in the prospectus. Please provide supplemental support for these statements. Please include these statements in the prospectus or tell us why you believe it is not appropriate to do so.

•	“TRX, the world’s largest travel process outsourcing company”

•	“[TRX] processes over 10% of the global airline tickets sold”

•	“the company had enrolled over 50 travel management companies in its RESX distributor program just one year after its launch.”

Response: We advise the Staff that the comments “TRX, the world’s largest travel process outsourcing company” and “[TRX] processes over 10% of the global airline tickets sold” were made in April of 2004, roughly 14 months ago and were made based upon our belief and understanding at the time. Information contained in the prospectus regarding TRX as a leading travel processing and data integration firm is consistent with our view of the market currently. The term “outsourcing” as used in the April 2004 press release was intended to indicate that we act as a processing firm for ticketing and travel arrangements, whether through or on behalf of in-house corporate departments arranging travel, through independent or third party travel agencies or through wholesale firms. While we believe the information contained in its press release dated April 2, 2004 was an accurate characterization at the time issued, the disclosure contained in the Form S-1 under the caption “Business” and elsewhere in the prospectus is a description of our current business operations.

We advise the Staff that at the time the press releases were included on the TRX website, we historically had provided information on our website for our customers and vendors and we were not in registration. Additionally, as noted above, the decision to engage underwriters for the offering would not be made for a period of more than nine months thereafter. To avoid any confusion

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that the information provided in the April press release is historical in nature, we have removed from our website any references to the press release.

4.	The basis for comparative factual assertions and for your management’s beliefs must be clear from the text of the prospectus or provided supplementally to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing supplemental support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:

•	“We believe this scale typically cannot be achieved internally by our clients and is not currently available from a travel supplier, agency, or Global Distribution System, or GDS.” (page 1)

•	“We believe that as the markets we serve continue to experience fundamental change, many companies will not have the necessary resources, scale or capabilities to quickly adapt their technology and processes.” (page 2)

•	“We believe that many traditional travel agencies will increasingly recognize that their decentralized legacy structures put them at a cost disadvantage, and that greater process efficiencies and technology will improve both service levels and margins.” (page 3)

•	“Travel agencies have been consolidating at an increasing rate due to a number of marketplace dynamics, including the growth of the Internet as a low cost distribution channel and reduction in supplier commissions, which force agencies to seek ways to control costs. For example, agency locations in the U.S. registered with Airlines Reporting Corporation, or ARC, have declined 21% from 2002 through the end of 2004, yet overall airline sales reported through ARC are up 3% during the same period.” (page 39)

•	“We believe that independent non-GDS owned booking engines, such as RESX, have increased their market share over the last several years.” (page 42)

Response: We have revised the disclosure to ensure that the basis for comparative factual assertions and for our management’s beliefs are clear from the text of the prospectus or, alternatively, have provided support for the assertions on a supplemental basis in Attachment 4 to this letter, which has been marked to identify the location of the supportive industry data.

5.	We note your use of the term “leading” throughout the document. For instance, on page 1, 26 and 37 you note that you are “a leading, independent provider of transaction processing and data integration services to the global travel industry.” The term “leading” is vague and abstract. Please revise to clarify the measure you are using to determine your leadership position. Supplementally, provide us with current industry data that supports these assertions. In providing supplemental support, clearly mark the location of the information you believe is supportive of the statement referenced.

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Response: We have revised the disclosure to clarify the measures used to determine our leadership position, and removed such measures when not appropriate. Supplementally, please see Attachment 5 to this letter, which has been marked to identify the location of the supporting industry data.

6.	Please clearly explain your business with the goals of plain English in mind. The use of industry jargon and technical terms may not be clear to someone who is not familiar with your business or your industry. We note the following examples:

•	transaction processing and data integration services

•	hosted technology and services

•	aggregating transaction volume

•	Global Distribution System

•	process reengineering

•	data feeds

•	communication costs

•	paper consumable

•	key service level metric

Please revise your prospectus to eliminate or substantially limit your use of industry jargon and technical terms. Instead, describe your business in clear, plain language.

Response: We have revised the disclosure to eliminate or substantially limit our use of industry jargon and technical terms. In certain cases, we have provided definitions, while in other cases we have revised the disclosure to be more clear. For example, “transaction processing and data integration services,” “Global Distribution System” and “hosted technology and services” have been defined in plain English. Additionally, we have changed “paper consumables” to “items such as ticket envelopes;” “data feeds” to “data inputs,” “communication costs” is now “voice and data costs;” and “key service level metrics” has been changed to “customer service performance measurement.”

With regard to “aggregating transaction volume” and “process reengineering,” we believe that these terms are generally understood and do not need further explanation.

7.

Please supplementally provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to Credit Card Management, Travel Weekly and PhoCusWright. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the

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party that prepared these reports or studies. Alternatively, please file the experts’ consent as exhibits to the registration statement.

Response: We have provided as Attachment 7 to this letter highlighted copies of studies and reports that we cite or upon which we rely. The industry reports on which we relied were not prepared for us. We did not compensate the parties that prepared these reports. However, PhoCusWright is a paid subscription research service that covers the travel industry. We have been PhoCusWright subscribers for several years, and continue to pay subscription fees for access to their data.

Prospectus Summary

TRX, Inc., page 1

8.	We note the disclosure regarding revenues at the bottom of page 1. This statement appears to be repetitive, since you have included summary financial information on page 5. Please revise to omit the language on page 1. Alternatively, please balance the statement with disclosure that you have experienced net losses in each of the last five fiscal years.

Response: We have revised the disclosure at the bottom of page 1 to omit the text regarding revenues.

9.	Please revise this section to note how your fees are generated (e.g. flat fee or by the transaction). Also, please note if it varies by product. Refer to your disclosure on page 26.

Response: We have revised the disclosure on page 1 to note how our fees are generated. Supplementally, we inform the Staff that our revenue model does not vary significantly by product or service.

Risk Factors, page 8

10.	We note that $22 million (or roughly 32%) of your $66 million in assets consists of goodwill. Given your history of losses, please add a risk factor addressing the potential impairment of this asset.

Response: We have revised the disclosure on page 13 to provide an additional risk factor addressing the potential impairment of goodwill.

11.	Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example:

•	on page 8, you state that “[a]lthough we work with our clients and draw upon our experience to forecast transaction volatility.”

•	on page 12, you state that “[a]lthough our business generally is highly automated.”

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Response: We have revised the risk factors to remove all mitigating language, including the mitigating language referred to on page 8 and page 12.

12.	Please avoid using generic conclusions such as “adversely affected” or similar language when describing a risk’s effects. For example, you indicate that if you are “not successful in marketing our solutions to new industries, our business and results of operations may be adversely affected.” Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

Response: We have revised the risk factors to avoid using generic conclusions when describing a risk’s effects and provided specific disclosure describing the risk’s effects.

13.	Please add a risk factor addressing the specific risk of identity theft. This discussion should include whether you have experienced any compromises or breaches of your security systems. If you have experienced such compromises or breaches, discuss why they occurred and how often they have occurred.

Response: We have revised the disclosure on page 14 to provide an additional risk factor addressing the specific risk of identity theft.

14.	Please add a risk factor addressing the potential dilutive effects that the conversion of your notes, exercise of your outstanding options, exercise of your outstanding warrants and offering of additional shares could have on the price of your stock and ownership interest in you.

Response: We have revised the disclosure on pages 18 and 19 to provide an additional risk factor addressing the specific risk of the potential dilutive effects of various actions on the price of our stock.

15.	Failures of our software, hardware, and other systems could increase our operating costs, subject us to monetary damages, undermine our clients’ confidence in our reliability, and cause us to lose clients or prevent us from gaining new clients, page 8

Supplementally, please tell us whether you have experienced a system failure. If so, please revise your risk factor to describe the failure and the impact on your business.

Response: We advise the Staff that although from time to time we have experienced outages and system failures that have affected portions of our business, we have not experienced any system failure that significantly impacted our business.

16.	Our international operations subject us to additional business risks that may reduce our profitability or revenues, page 12

Please revise this risk factor to describe the specific risks to you. For instance, please note the effect that the rising labor costs in India could have on your operations.

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Response: We have revised the risk factor on page 12 to reflect additional specific risks we face due to our international operations. Supplementally, we advise the Staff that as part of our relationship with Siemens we have contractual rates in India through 2006.

Use of Proceeds, page 20

17.	Your disclosure suggests that you do not have any current specific plan for the offering proceeds. Please revise to discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Response: We have revised the Use of Proceeds section on page 21 to discuss the principal reasons for the offering, which include creating a public market for our common stock, obtaining additional equity capital and facilitating future access to public markets.

18.	We note that you may use a portion of the net proceeds to acquire businesses, products or technologies. Supplementally, please tell us the status of any negotiations related to such acquisitions. Similarly, please tell us whether you currently have any agreements or commitments in place for capital expenditures that you expect to pay with proceeds from the offering.

Response: We advise the Staff that although we may in the future use a portion of the net proceeds from the offering to acquire businesses, products or technologies, no negotiations related to such acquisitions are currently occurring. Similarly, no agreements or commitments currently are in place for capital expenditures to be paid with proceeds from the offering.

Selected Consolidated Financial Data, page 23

19.	You state that Adjusted EBITDA is similar, but not identical, to certain financial ratios used in the financial covenants of your revolving credit facility. If this is the primary reason for disclosing Adjusted EBITDA, please revise to state so. Also, refer to question 10 of the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures and include the following disclosures:

•	materiality of the credit facility;

•	the amount or limit required for compliance with the covenant;

•	the actual or reasonably likely effects of compliance or noncompliance with the covenant on your financial condition and liquidity; and

•	the ratios that are similar, but not identical, to certain financial ratios used in your covenants.

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Response: We advise the Staff that the credit facility is not the primary reason for disclosing Adjusted EBITDA. However, on page 36 we have provided additional disclosure of the credit facility, including additional disclosure on the covenants.

20.	If the debt covenant is not the primary reason for disclosing Adjusted EBITDA and since you use Adjusted EBITDA to evaluate performance, tell us how each of the adjustments to EBITDA are in compliance with Item l0(e)(ii)(B) of Regulation S-K. For example, we note that you have incurred non-cash compensation expense in each of the last five years, you have made a strategic decision to gradually transition away from your customer care operations (page 26) and expect to incur restructuring expenses in 2005 (page 33).

Response: We advise the Staff that Adjusted EBITDA is one of the primary metrics by which we evaluate the performance of our business, on which our internal budgets are based, and by which management is compensated. We believe that this metric is important to analysts and investors in understanding our financial condition and liquidity and that investors and analysts should have access to this metric which we use in analyzing our results.

With respect to restructuring expenses, we made a strategic decision in late 2004 to transition away from our customer care service offering. We view this decision as a single, non-recurring event. Due to client relationships and contractual obligations, the reduction in our customer care volumes and the related closings of our customer care facilities are expected to take place over several financial periods. We are precluded under generally accepted accounting principles from reflecting the economics of this decision in our financial statements until we close our facilities. Therefore, we may incur restructuring expenses over two or more financial periods. However, this strategic decision was in our view a single non-recurring event, which we believe is not reasonably likely to recur within two years.

With respect to non-cash stock compensation, in connection with certain option issuances, we recorded deferred compensation for the excess of the estimated fair value of the common stock issuable upon exercise of such options over the exercise price. During fiscal 2004, 2003 and 2002, we recorded compensation expenses of $0.4 million, $0.7 million and $0.7 million, respectively. During fiscal 2005, we expect to record approximately $70,000 of compensation expense related to past option issuances. We kindly refer the Staff to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures which states that “…there is no per se prohibition against removing a recurring item…,” “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items” and “[s]uch measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.” Management views the $70,000 of compensation that is expected to be recorded in 2005 in connection with past option issuances as immaterial. We also believe that the non-cash stock compensation does not reflect the core operating performance of our business.

With respect to adjustments to EBITDA for (i) cumulative effect of change in accounting principle in 2002, (ii) expense related to an abandonment of a lease for a call center in 2001, and (iii) expense related to a withdrawn equity offering in 2000, such charges were one time

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non-recurring charges and we believe that such charges are not reasonably likely to recur within two years.

We believe Adjusted EBITDA is used by and useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that investors commonly adjust EBITDA to eliminate the effect of restructuring and other unusual expenses and stock-based compensation expenses, which vary widely from company to company and impair comparability.

Adjusted EBITDA is used by our management as a financial measure to evaluate the performance of our business that, when viewed with our GAAP results and the related reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We use Adjusted EBITDA as one of the primary metrics by which we evaluate the performance of our business, on which our internal budgets are based and by which management is compensated. We also use Adjusted EBITDA to communicate with our shareholders and board of directors concerning our financial performance. Adjusted EBITDA may be helpful in more clearly highlighting trends in our core businesses that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from income financial items that have less bearing on our operating performance. For the reasons stated above, we believe that Adjusted EBITDA is useful to investors and analysts.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 26

General

21.	Please revise to disclose your financial and non-financial performance indicators that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.

Response: We have revised our disclosure on page 27 to provide our financial and non-financial performance indicators that management uses to manage and assess the business and that would be material to our investors.

Overview, page 26

22.	Please revise to describe the anticipated impact on costs and revenues resulting from the transition away from customer care operations. Also, please disclose the number of customer care facilities you expect to close.

Response: We have revised the disclosure on page 27 to describe the anticipated impact on revenues related to our transition away from customer care operations. We advise the Staff that with regard to the anticipated impact on costs, the requested disclosure is in the second paragraph under “Costs” on page 28. Although we currently do not anticipate closing any additional customer care facilities,

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we and our clients are evaluating alternatives associated with our existing customer care operations.

Sources of Revenue, page 26

23.	Please revise to discuss the impact of inflation and changing prices (in the U.S. and other countries where you do business) for your three most recent fiscal years. Refer to Item 303(a)(3)(iv) of Regulation S-K.

Response: We have now included the disclosure on page 38 under “Inflation and Changing Prices” to discuss the impact of inflation and changing prices for our three most recent fiscal years.

Acquisitions, page 28

24.	You state that in January 2004 you acquired the remaining interests in your European joint ventures. Please revise to disclose whom you purchased the interest from and whether this acquisition was an arm’s-length transaction. Also, please describe the impact of these acquisitions on your revenues and expenses.

Response: We have revised the disclosure on page 29 to reflect the parties from whom we purchased the interests in our European joint ventures, and to state that such transactions were negotiated at arm’s-length. The impact of these acquisitions on revenues is disclosed on page 29. The impact on costs is disclosed in management discussion and analysis beginning on page 32 in connection with the comparison of fiscal years 2004 and 2003.

Transaction Processing Provisions, page 29

25.	You state that you have recorded estimates to account for processing errors made in ticketing or fare loading process that results in tickets being issued at wrong prices or agency commissions being miscalculated. If material, disclose the amounts you have recorded in 2004, 2003, and 2002 and where this provision is recorded in your financial statements.

Response: We have revised the disclosure on page 30 to reflect the amount of the provisions along with where the provision is recorded in our financial statements.

Comparison to Fiscal Years Ended December 31, 2004 and December 31, 2003, page 30

26.	Please include a separate column to show the percentage of total revenues represented by each line item for each of the fiscal years presented. Provide conforming changes in the table on page 31.

Response: We have revised the disclosure on pages 32 and 34 to show the percentage of total revenues represented by each line item for each of the fiscal years presented. We have also added this disclosure on page 31 for the interim periods presented.

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27.	To the extent practicable, quantify the effect of each factor that contributed to the significant increase in data integration revenues and disclose if you expect this trend will continue in future years.

Response: We have revised the disclosure on page 33 to quantify the effect of each factor that contributed to the significant increase in data integration revenues.

28.	We note that your technology development expenses increased primarily related to your DATATRAX solution. Please disclose if you expect this trend will continue in future years.

Response: We have revised the disclosure on page 33 to reflect our expectations with regard to this trend.

Liquidity and Capital Resources, page 32

29.	We note the discussion of your growth strategy in the Business section. Please revise here to discuss the estimated costs of this intended growth and whether you have entered into any material commitments regarding this growth. The discussion should include, but not be limited to, the estimated costs associated with any significant increase in the number of personnel that you expect in 2005. Also discuss how you expect to fund these costs.

Response: Please note that we do not expect a significant increase in either operating costs or capital expenditures in support of our growth in 2005. We have not entered into any material commitments regarding this growth. Note that we have disclosed our expectation with respect to the various operating costs on page 28. Additionally, we have disclosed on page 36 that we had no material capital expenditure commitments as of March 31, 2005. We have disclosed on page 35 available sources of liquidity as of March 31, 2005.

30.	In the second to last paragraph on page 33, you state that you “are subject to certain financial covenants including maintenance of certain minimum EBITDA.” Please revise to state the covenants including the minimum EBITDA requirement.

Response: We have revised the disclosure on page 36 to state financial covenants we are subject to under the revolving credit facility, including the minimum consolidated EBITDA requirement.

31.	In the second to last paragraph on page 33, you state that you “are restricted in [your] ability to, among other things, make advances to [your] European operations, make acquisitions, make capital expenditures, incur additional indebtedness and pay dividends.” Please revise to note if these restrictions will be in place after this offering.

Response: We have revised the disclosure on page 36 to state that these restrictions will be in place after the offering.

32.	Please revise to describe the schedule for payment dates under the credit facility.

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Response: We have revised the disclosure on page 36 to state that all amounts under the revolving facility are due in full in August 2006.

33.	Please revise to note whether you have sufficient cash resources, without the proceeds of the offering, to continue in operation for the next twelve months. If necessary, you may differentiate between cash needed to maintain versus grow the operations.

Response: We have revised the disclosure on page 37 to state that we have sufficient cash resources to continue in operation for the next twelve months.

34.	You state that you expect to repay the convertible notes when due. Please expand this disclosure to discuss the anticipated source of this debt payment.

Response: We have revised the disclosure on page 37 to discuss the anticipated source of debt payment when the convertible notes are due.

Related Party Transactions, page 34

35.	You state that “you issued promissory notes to Hogg Robinson for $3.6 million.” Please state the material terms of the notes including, but not limited to, the interest rate and due dates.

Response: We have revised our disclosure on page 38 to include the material terms of the notes.

Business, page 37

36.	Please revise to note the extent of your operations in Europe and India. This discussion should include, but not be limited to, the type of operations conducted and the number of employees in each location. Also, please provide financial information about the geographic areas where you do business, as required by Item 101(d) of Regulation S-K.

Response: We have included disclosure on page 41 related to the geographic areas in which we generated revenue during 2005. We have also added disclosure on page 27 referencing the reader to the full geographic disclosure included in Note 1 to the Consolidated Financial Statements. We have revised our disclosure on page 53 to disclose the number of employees by geographic area.

Company Overview, page 37

37.	We note that you serve more than 150 clients globally. Supplementally, please provide us with a list of countries in which you generate your revenue.

Response: We advise the Staff that we generate our revenue from the United States, United Kingdom and Germany.

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Our Products and Services, page 40

38.	On page 41, in the second to last paragraph you state “we offer customer care services to travel companies who also use our CORREX and TRANXACT transaction processing technologies.” In the same paragraph, you state that you “have made a strategic decision to gradually transition away from our customer care operations, and on a selective basis, we will continue to provide these services to clients as part of our offering.” Please revise to note the effects, if any, this transition away from customer care will have on your CORREX and TRANXACT business.

Response: We have revised the disclosure on page 44 to indicate that we do not anticipate any material impact on the CORREX and TRANXACT business due to our transition away from customer care operations.

Our Competitive Strength, page 42

Establish Long Term Partnership, page 42

39.	You state you “have a history of client contract renewals and a history of business expansion with our clients. Many of our clients also commit to long-term contracts with us.” Please revise this section to quantify the number of client contract renewals, expansions and number of clients committed to long-term contract renewals.

Response: We have revised the disclosure on page 45 to clarify that each of our five largest clients, represented by total revenue from 2000-2004, has renewed or extended their contracts during this time frame.

Our Growth Strategy, page 43

40.	On page 12, you state that as part of your growth strategy you “plan to continue to pursue opportunities abroad.” Please revise this section to discuss any opportunities abroad you are currently pursuing.

Response: We have revised the disclosure on page 46 to highlight the global nature of our five key growth strategies. We have also added disclosure on page 12 in our risk factor to clarify that our primary international growth area is Europe.

Clients and Partners, page 44

41.	Please provide a list of companies that were under contract as of December 31, 2004. It appears that the client list on page 44 represents companies that were under contract at a point in time during the fiscal year. For instance, we note on page 30 that you terminated your relationship with US Airways Group, Inc. in 2004.

Response: The Staff is correct that the listed companies were our largest clients for the year ended December 31, 2004 as measured by revenues recognized by us. We have revised our

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disclosure on page 47 to note the termination of the contract with US Airways in October 2004. Further, all other companies noted continue to be current clients.

42.	Please disclose the percentage of your total revenues for the last fiscal year represented by each of the clients you have listed. We note that these are your largest clients as measured by the clients’ revenues, but the significance of these clients to your business is not clear.

Response: We have revised the disclosure on page 47 to clarify that the client list represents, in alphabetical order, our largest clients based on revenues as recognized by us during the year ended December 31, 2004.

43.	Please ensure that the disclosure reflects your dependence on your top five customers. Refer to Item 101(c)(vii) of Regulation S-K.

Response: We have revised our disclosure in the Clients and Partners section on page 47 to reflect the percentage of revenue for 2004 and for the three months ended March 31, 2005 that our top clients represent. Additionally, we have expanded our risk factor on page 8 to disclose all clients during the last three years that contributed more than 10% to our consolidated revenue.

Sales and Client Services, page 45

44.	We note that you are focused on the revenue growth opportunities with your existing clients. Please revise the disclosure to clarify how your decision to move away from customer care services fits into your focus on revenue growth.

Response: We have revised the disclosure on page 48 to reflect that we are focused on our transaction processing and data integration business areas with our existing clients, because we believe these areas hold the greatest potential for our future growth.

Properties, page 50

45.	We note on page 37 that you have operations in India. We also note that you did not list any facilities in India. Please advise us as to whether you lease any facilities in India, and if you do, advise us as to why the facilities were not listed in this section.

Response: We advise the Staff that our facilities requirements in India are met through our relationship with Siemens. Consequently, we do not directly lease any facilities in India.

Executive Officers and Directors, page 51

46.	Please state where H. Shane Hammond was employed from 2000—2002. Refer to Item 401(e) of Regulation S-K.

Response: We have revised the disclosure on page 55 to reflect Mr. Hammond’s employment from 2000—2002, during which time he served as President and Partner of Carlson Wagonlit XTS.

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Composition of the Board of Directors, page 53

47.	You state that upon completion of this offering, “[you] expect that Messrs. Brindle and Klein will resign as directors and [your] board will consist of five persons.” Please revise to state the basis of this expectation and the reasons for their resignations.

Response: We have revised the disclosure on page 56 to clarify that Messrs. Brindle and Klein are employed by shareholders who may sell shares into this offering, and that they plan to resign to facilitate our transition to a publicly-traded entity with a majority independent board.

Certain Relationships and Related Transactions, page 61

48.	We note that your note agreements with BCD Technology, Hogg Robinson, WorldTravel Partners, Sabre Investments, and Davis Family Holdings Inc. were amended to increase the annualized interest rates from 7% to 11%. Please revise to state the reason for the increase in the interest rate, whether there was any other change in terms and whether the increase was the result of arm’s-length negotiations.

Response: We have revised the disclosure on page 64 to clarify that the interest rate on each of the above notes was increased due to their subordination to our senior secured revolving credit facility with Bank of America. No other changes in terms were made, and the transactions were the result of arm’s-length negotiations with each of the parties.

Our Relationship Hogg Robinson plc and its affiliate Hogg Robinson Holdings BV, page 61

49.	In the second full paragraph, please note the amounts in U.S. dollars as well as the foreign currency amounts.

Response: We have revised the disclosure on page 64 to provide the value of notes issued to Hogg Robinson plc in U.S. dollars, which amounted to $376,000 and $2,952,575, respectively, at the date such notes were issued.

Agreements, page 62

50.	Please revise to clarify whether the agreements related to software licensing and services are provided at arm’s-length pricing. If not, please describe how those agreements were priced.

Response: We have revised the disclosure on page 65 to indicate that the agreements related to software licensing and services are provided at arm’s-length pricing.

Our Relationship with WorldTravel Partners I, LLC and its affiliates, page 62

51.	Please revise to state the amounts you have paid under the shared services agreement since the beginning of your last fiscal year.

June 16, 2005

Response: We have revised the disclosure on page 65 to indicate the total amount we paid WorldTravel Partners I, LLC and its affiliates related to the shared services agreement was approximately $689,000 during 2004.

Our Relationship with Sabre Investments, Inc., page 63

52.	Refer to the agreement dated August 31, 2000. Please revise to quantify the amounts paid by Sabre Inc. for its license of your software products.

Response: We have revised the disclosure on page 66 to indicate the amounts paid by Sabre Inc. for its license of our software products.

Arrangements with our President and Chief Executive Officer, page 63

53.	Refer to the description of the promissory note agreement between Mr. Davis and Bank of America. Supplementally, please tell us whether you are a guarantor or have any other liability regarding the note and if the note has any business purpose related to you. If so, please revise the disclosure to reflect these provisions.

Response: We advise the Staff that we are not a guarantor of the promissory note agreement between Mr. Davis and Bank of America referred to on page 67, that we do not have any liability pursuant to the promissory note and that the promissory note between Mr. Davis and Bank of America has no business purpose related to us. Although the borrowing arrangement between Mr. Davis, his family partnership and Bank of America was for the purpose of facilitating the purchase of our stock by the family partnership, we were not involved in connection with the arrangement.

Equity Holder Agreements, page 64

54.	Please revise to discuss any rights under these agreements that you or the shareholders expect to exercise prior to consummation of this offering.

Response: We have revised the disclosure on page 68 to indicate that we expect a determination by our security holders as to their rights under our equity holder agreements, including the convertible notes, will be made prior to the consummation of the offering.

Principal and Selling Shareholders, page 66

55.	Supplementally, please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

Response: We advise the Staff that we believe that none of the selling shareholders are registered broker-dealers or affiliates of broker dealers.

June 16, 2005

56.	If applicable, please provide an analysis of why the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities;

•	the circumstances under which the selling shareholders received the securities;

•	the selling shareholders’ relationship to the issuer;

•	the amount of securities involved;

•	whether the sellers are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

•	the seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: Please see the response to Comment No. 55.

57.	Please disclose the natural persons controlling the investment decisions with respect to shares held by Hogg Robinson Holdings BV and Sabre Investments, Inc. Refer to the Division of Corporation Finance Telephone Interpretation 4S (March 1999 Supplement).

Response: We have added disclosure to footnotes (3) and (4) on page 70 to indicate the natural persons controlling the investment decisions with respect to shares held by Hogg Robinson BV and Sabre Investments, Inc.

Warrants, page 68

58.	On page 34, you note that the “warrant are subject to purchase by us.” Please revise to note the conditions under which you can purchase the warrants.

Response: We have revised the disclosure on page 38 to indicate that we can repurchase the warrants at a price as determined by the Black-Scholes Option Pricing Model.

59.	Please revise to state when the warrants for 640,285 shares become exercisable.

June 16, 2005

Response: We have revised the disclosure on page 71 to state that the warrants are immediately exercisable.

Underwriting, page 75

60.	Supplementally, please describe the mechanics of how and when shares will be offered and sold to investors in the directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Indicate whether directed share purchasers are required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date. Tell us how the procedures for the directed share program differ from the procedures for the general offering to the public.

Response: We hereby supplementally provide the Staff as Attachment 60 to this letter a copy of the materials proposed to be distributed (manually or through the DSP Online Procedures of Credit Suisse First Boston LLC) in connection with soliciting interest in the directed share program. To date, no persons have received copies of the enclosed materials. No materials will be sent to potential purchasers in the directed share program until the Commission has had the opportunity to review such materials.

We will work with Credit Suisse First Boston LLC to implement the directed share program. The directed share program is part of the underwritten offering. The procedures for the directed share program do not differ materially from the procedures for the general offering. Generally the only differences are:

•	Communications that would customarily be made via telephone in the general offering context are made to directed share program participants in writing or online with their authorization;

•	Directed share program participants must open new accounts with Credit Suisse First Boston if they do not already have them; and

•	U.S. directed share program participants only are provided with a “Frequently Asked Questions” information sheet to assist them in evaluating whether to participate in the directed share program.

June 16, 2005

The allocation of the shares to directed share participants is determined by us, and the mechanics of selling the shares is handled by Credit Suisse First Boston LLC as underwriter. We will identify a list of directors, officers and employees who will be entitled to purchase shares in the directed share program (along with their names, home and email addresses, telephone numbers, tax identification information, and positions and names of employers) and will provide that list to Credit Suisse First Boston LLC. At this time, no indications of interest are being taken. Once the preliminary prospectus has been printed, we will send an initial letter to each offeree. Should the offeree respond to the letter (by contacting Credit Suisse First Boston LLC via facsimile) an invitation package (via regular or overnight mail) is made available or sent by Credit Suisse First Boston LLC on behalf of TRX explaining that Credit Suisse First Boston LLC is facilitating TRX’s directed share program, attaching a preliminary prospectus and the other directed share program documentation. Each of the documents (other than the preliminary prospectus) contains language that is permitted by Rule 134. If a person is interested in participating, that person completes the required documentation (which includes an IPO Certification form pursuant to NASD Rule 2790) and returns it to Credit Suisse First Boston LLC (via regular or overnight mail or facsimile) so that Credit Suisse First Boston LLC can open an account to receive the shares once allocated. Online participants as well as participants utilizing the manual paper process must return manually signed New Account Opening Documents and the IPO Certification form to the address to which they are directed in the materials. There is no pre-funding or account-funding requirement; Credit Suisse First Boston LLC will not accept funds from any directed share program participant until after the registration statement for the offering is declared effective, the offering is priced, and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the shares allocated to them. After the registration statement has been declared effective and the offering is priced, TRX prepares a final approved list of allocations. Credit Suisse First Boston LLC notifies each person verbally or by email who has been allocated shares of the number of shares that have been allocated and the total purchase price due upon confirmation of their indication of interest. Participants then wire transfer their funds or send checks to Credit Suisse First Boston LLC. Shares are allocated following pricing and settle in the same manner as the shares sold to the general public.

61.	Refer to the last paragraph on page 78. Supplementally, please tell us how the procedures for electronic distribution of your prospectus will comply with Section 5 of the Securities Act. In particular, please provide your analysis of how you or the underwriters will provide investors with a prospectus that satisfies the prospectus delivery requirements. In addition, please describe the following to us in more detail:

•	the communications used;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Your analysis should address the communications made during the pre-effective and post-effective periods. Alternatively, if the underwriters’ procedures for electronic

June 16, 2005

distribution have already been approved by the staff; please confirm that the procedures have not changed since the time of our approval.

Response: We have been advised by Credit Suisse First Boston LLC, the representative of the underwriters, that neither Credit Suisse First Boston LLC nor any of its affiliates intends to engage in any electronic offer, sale or distribution of the shares in the United States to U.S. persons on any electronic distribution website or platform. Further, Credit Suisse First Boston LLC will not transmit an electronic version of the prospectus by e-mail to clients.

We have been advised by the other underwriters, Thomas Weisel Partners LLC, Legg Mason Wood Walker, Incorporated and SunTrust Capital Markets, Inc., that none of such underwriters nor any of their affiliates intends to engage in any electronic offer, sale or distribution of the shares in the United States to U.S. persons on any electronic distribution website or platform. Further, none of such underwriters will transmit an electronic version of the prospectus by email to clients.

Credit Suisse First Boston LLC has advised us that none of the agreements Credit Suisse First Boston LLC has with the other underwriters contractually limits the ability of those underwriters to engage in any electronic offer, sale or distribution of the shares. Credit Suisse First Boston LLC has also advised us that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The underwriters currently know only who may be invited to join the syndicate but will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

We have been advised by Credit Suisse First Boston LLC that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final members of the syndicate and allocation of shares to the members will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information will be determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, during which the syndicate invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate will be established and allocations of shares will be made. Prior to such time, Credit Suisse First Boston LLC knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, Credit Suisse First Boston LLC does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for electronic distribution have been mooted by the declaration of effectiveness of the registration statement.

To help alleviate concerns that may be raised by any online distribution or posting of the preliminary prospectus on the Internet, the underwriters have indicated to us that they will include language in a communication to potential syndicate members substantially in the following form: “Online distribution of common stock of TRX, Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us

June 16, 2005

that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including recent releases and no-action letters relating to electronic distributions, and given that representations will be received by the underwriters with which syndicate members will comply, there would not appear to be a regulatory need to make Credit Suisse First Boston LLC responsible for the Internet activities of other syndicate members.

Where You Can Find More Information, page 80

62.	Please revise to note that the public reference room has relocated to Room 1580, 100 F Street NE, Washington D.C. 20549.

Response: We have revised the disclosure on page 83 to reflect the appropriate address for the public reference room.

Financial Statements

General

63.	Please update the financial statements in accordance with Rule 3-12 of Regulation S-X.

Response: Beginning on page F-23, in accordance with Rule 3-12 of Regulation S-X we have included unaudited interim consolidated financial statements as of March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004.

Stock-Based Compensation, page F-11

64.	Please state explicitly that, as we assume, you are using the intrinsic value method for your stock based employee compensation. Refer to FAS 123 paragraph 45(a).

Response: We have revised the disclosure on page F-11 to state that we do use the intrinsic value method to account for stock-based employee compensation.

Newly Issued Pronouncements, page F-14

65.	Please expand this note to address your adoption of FIN 46R.

Response: We have added disclosure on page F-14 to “Newly Issued Pronouncements” in Note 2 to the consolidated financial statements to address our adoption of FIN 46R.

Note 10 Europe Purchase and Restructuring, page F-20

66.

Please explain to us and revise the note to disclose the factors that contributed to a purchase price with significant amounts of goodwill. Please explain your methodology for allocating the purchase price. Refer to paragraphs 39 and Al4 of SFAS 141.

June 16, 2005

Additionally, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Response: We have revised the disclosure on pages F-20 and F-21 in response to your comment.

In accordance with SFAS 141, we allocated the cost to acquire TRX Europe and TRX Central Europe to the assets acquired and liabilities assumed at the date of the acquisitions. The carrying value of the current assets acquired and current liabilities assumed was assumed to approximate fair value given the nature of these assets and liabilities. The carrying value of property and equipment was determined to approximate fair value because the assets are primarily computers and related rapidly-depreciating equipment. For each acquisition we also evaluated the existence of any identifiable intangible assets at the dates of acquisition. We considered the guidance in paragraphs 39 and A14 of SFAS 141 and our knowledge of the businesses acquired in our evaluation. Both TRX Europe and TRX Central Europe were determined to have one significant customer relationship asset. We determined the fair value of these customer relationships using a discounted cash flow model based on the estimated cash flow from such relationships.

We did not identify any other separately identifiable intangible assets, such as marketing-related, contract-based or technology-based intangible assets. In addition, we did not identify any other intangible assets that did not meet criteria for recognition apart from goodwill. Once the fair value of the tangible and intangible assets acquired and liabilities assumed was determined, the remaining purchase price was allocated to goodwill.

The purchase of the remaining interests in our European joint ventures was strategic for a number of reasons. We became independent from an ownership perspective, facilitating sales opportunities with competitors of our previous joint venture partners. The acquisition also allows for consistent service delivery on a global basis to our increasingly global client base. Due to the strategic nature of the acquisition, low asset base, and expected cash flows of existing relationships, a significant amount of goodwill was recorded in connection with the acquisitions.

67.	You state on page F-21 that the company consolidated its European operating locations to Germany by closing its France and Switzerland operations. Please tell us why the Switzerland operations met the criteria in EITF 95-3 to include the restructuring costs in the purchase price allocation while the French operations were expensed.

Response: We advise the Staff that as noted in the last sentence of Note 1 on page F-7, we owned 100% of our France operation prior to 2004. When purchasing the remaining interests in our United Kingdom (“TRX Europe”), Germany and Switzerland-based (collectively, “TRX Central Europe”) joint ventures, management initiated a plan of restructuring which, under EITF 95-3, resulted in the costs associated with the closure of Switzerland being accounted for as part of the purchase accounting. Because we owned France 100% prior to January 1, 2004 and the restructuring in France was initiated in connection with a business combination, such restructuring costs were accounted for under SFAS 146 and expensed as appropriate.

June 16, 2005

68.	Please explain to us how you applied Rule 3-05 of Regulation S-X to the acquisition of TRX Europe and TRX Central Europe.

Response: We advise the Staff that in applying Rule 3-05 of Regulation S-X to the acquisition of TRX Europe and TRX Central Europe, we considered the guidance set forth in paragraph (b)(4)(iii). This paragraph states the following:

Separate financial statements of the acquired business need not be presented once the operating results of the acquired business have been reflected in the audited consolidated financial statements of the registrant for a complete fiscal year unless such financial statements have not been previously filed or unless the acquired business is of such significance to the registrant that omission of such financial statements would materially impair an investor’s ability to understand the historical financial results of the registrant. For example, if, at the date of acquisition, the acquired business met at least one of the conditions in the definition of significant subsidiary in § 210.1-02 at the 80 percent level, the income statements of the acquired business should normally continue to be furnished for such periods prior to the purchase as may be necessary when added to the time for which audited income statements after the purchase are filed to cover the equivalent of the period specified in § 210.3-02.

As the acquisitions took place on January 1, 2004, the operating results of TRX Europe and TRX Central Europe are reflected in the consolidated financial statements of the Company for the year ended December 31, 2004. Further, in order to apply the provisions of this paragraph, we calculated the significance of each acquisition using the conditions specified in the definition of significant subsidiary in § 210.1-02(w). The highest level of significance that resulted from the application of the three calculations set forth in § 210.1-02(w) was 29% (which related to the investment test) and 30% (which related to the income test) for TRX Europe and TRX Central Europe, respectively. Based on the fact that the operating results are included in our financial statements for all of 2004 and the significance percentages set forth above, we determined that separate financial statements of TRX Europe and TRX Central Europe are not required to be furnished under Rule 3-05 of Regulation S-X.

In addition, we considered the requirements set forth in Rule 3-05 of Regulation S-X to aggregate individually insignificant acquisitions when determining the financial statements to be presented. The investment test specified in §210.1-02 yielded the greatest significance of the three significance tests (36%) for the two acquisitions on an aggregate basis. Because this level of significance is under 40% and one year of financial results were reflected in our 2004 financial statements, no financial statements are required under the aggregation provisions of Rule 3-05 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page II-2

69.	Please revise to state the type and amount of consideration paid for the options granted to employees, officers, directors, and consultants. Also, please separately state the number

June 16, 2005

of options granted under your 2002 Stock Incentive Plan and the number granted outside the plan.

Response: We have revised the disclosure on page II-2 to indicate that all options have been granted under the 2000 Stock Incentive Plan. Consideration provided for these options consisted of continued employment and services provided to us. No options have been granted outside the plan.

Exhibits

70.	Please file the legal opinion with your next amendment, or provide us with a draft legal opinion. We must review your opinion and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

Response: We have provided as Attachment 70 to the letter a draft of the legal opinion of McKenna Long & Aldridge LLP, which will be filed in final form as an exhibit to a subsequent amendment once share information is finalized.

Should you have further comments or require further information, or if any questions should arise in connection with the submission, please call Jeffrey K. Haidet at (404) 527-4012, Conrad D. Brooks at (404) 527-4972 or Andrew J. Surdykowski at (404) 527-8385.

Sincerely,

Conrad D. Brooks

cc: Norwood H. Davis, III, TRX, Inc.

Attachment 1

trx®

FINDING NEW WAYS℠

TRANSACTION PROCESSING AND DATA INTEGRATION SERVICES

resx

Web-based self-service
corporate booking tool >

selex

Web-based agency reservation
& customer service tools >

correx

Automated quality control
& electronic ticketing >

tranxact

Transaction settlement, exception
processing & back office accounting >

datatrax

Data consolidation, enhancement,
extraction & reporting >

Attachment 2

FOR IMMEDIATE DISTRIBUTION	Contact: Shawn Lingle
Vice President, Jones Worley 404-876-9272 slingle@jonesworley.com

TRX BREAKS TRANSACTION PROCESSING VOLUME RECORDS IN FIRST QUARTER

Combination of Travel Industry Recovery and TRX Expansion

ATLANTA – 21 April 2004 – Atlanta-based TRX, the world’s largest travel process outsourcing company, today announced sweeping first quarter transaction processing records for each of its five solutions-booking, pre-ticketing, post-ticketing, information management, and customer care. Based on first quarter activity (January-March 2004), TRX is on track to process and fulfill over 93.0 million travel transactions worth $35.0 billion in air sales and manage over 82.0 million data records in 2004.

With operations in the United States, United Kingdom, France, Germany, and Switzerland, TRX provides transaction processing and data reporting solutions for leading travel companies and financial institutions around the globe.

“The record volumes in 2004 indicate robust travel industry recovery in both corporate and leisure travel in the US and Europe. The new milestones stem from organic growth of existing clients, scope extensions with existing clients, expansion of international operations, and implementation of new clients,” said Trip Davis, TRX President & CEO. “TRX brings unmatched scale and travel expertise to transaction processing and data reporting. We are prepared to handle our clients’ growth and global consolidation.”

Specific solution records for TRX in Q1 2004 include:

•	Booking (RESX): The online self-service reservation solution totaled 440,000 reservations in the first quarter, a 79% increase year over year

•	Pre-Ticketing (CORREX): The automated quality control and auto-ticketing solution processed over 13.0 million travel reservations in the first quarter, a 34% increase year over year

•	Post-Ticketing (TRANXACT): The back-office travel reservation processing, settlement, exception handling, and distribution solution settled over 10.0 million transactions in the first quarter, a 29% increase year over year

•	Information Management (DATATRAX): The travel and financial data solution processed over 24.0 million data records in the first quarter, a 15% increase year of year

•	Customer Care (SELEX): The customer care solution handled over 1.2 million calls in the first quarter, an increase of 27% year over year

Davis said: “We operate behind-the-scenes for our clients. We combine the transaction volume across multiple clients, bringing the economies of scale and scope. In addition to benefiting from the scale—reduced risk, decreased costs, best practices—our clients are able to focus on their core competencies and take advantage of strategic, worldwide opportunities more effectively than their competitors.”

For more information on TRX travel process outsourcing solutions, visit www.trx.com or contact Shawn Lingle at 404-876-9272.

- MORE -

About TRX

TRX is the largest travel process outsourcing company in the world. The company provides transaction processing and data reporting solutions to leading travel companies and financial institutions. In 2004, TRX is on track to process and fulfill over 10% of global travel transactions—more than 93 million transactions worth over $35.0 billion in air sales. TRX will also process and report over 82 million travel and financial data records from approximately 400 sources in over 50 countries.

TRX strives to be the consummate business partner to its clients, helping companies find new ways to improve their strategic focus, service levels, and flexibility, while reducing costs. TRX provides self-service reservation tools, quality control, file finishing, flight firming, ticket processing, document printing and distribution, ARC settlement, data management and reporting, and customer care services to travel agencies, airlines, non-air suppliers, global distribution systems, corporations, financial institutions, and federal agencies.

TRX’s clients include the global market leaders in each segment of the travel industry. The company has clients in 60 countries on six continents, including American Airlines, American Express, British Airways, Continental Airlines, Expedia.com® , Expedia UK, Galileo, Hogg Robinson BTI, Hotwire, Kuoni, lastminute.com, Opodo, Sabre, TQ3 Travel Solutions, US Airways, and WorldTravel BTI.

A privately held company based in Atlanta, Georgia, TRX has approximately 1,600 employees in 11 offices throughout the United States and Europe. BCD, N.V. is TRX’s majority shareholder. A Dutch, family-owned company, BCD focuses on the travel and financial services industries. Founded in 1975, BCD has more than 8,000 employees at 1,500 locations in 11 countries in the Americas and Europe.

###

Attachment 4

1. Registration Statement Page 1: “We believe this scale typically cannot be achieved internally by our clients and is not currently available from a travel supplier, agency, or electronic travel distribution system, referred to as a Global Distribution System or GDS.”

TRX processed in excess of 51 million unique passenger name records (PNR’s) in 2004. Based on an industry average ticket price of $500, American Express, the world’s largest travel agency, likely processed no more that 32 million PNR’s.

The attached supporting document beginning on page 4.6 hereto shows a list of the largest travel agencies indicating sales volumes and approximate number of tickets issued.

2. Page 2: “We believe that industries with travel-related components, such as credit card issuers, are a natural extension for our product and service offerings.”

We have had success expanding our client relationship with Citibank N.A., a credit card issuer that originally contracted with us due to our travel expertise. It is our view that this client relationship is indicative of potential demand for our services in areas related to travel.

3. Page 2: “We believe that as the markets we serve continue to experience fundamental change, many companies will not have the necessary resources, scale or capabilities to quickly adapt their technology and processes.”

It is commonly known that many companies in the travel industry have experienced financial difficulty in recent years. As a result of these financial pressures, many of these companies will likely not be able to make the needed investments on their own.

4. Page 2: “We believe our transaction volumes give us a cost advantage and help us deliver cost savings to our clients.”

We have witnessed our own costs per transaction decline as a result of our increasing scale. We can make these lower costs per transaction available to clients who do not have the same scale as us.

5. Page 3: “We believe that shifting travel industry dynamics, in particular GDS ownership or affiliation with leading online travel agencies and booking engines, have made our clients reluctant to adopt non-independent third-party processing solutions.”

An attached excerpt from PhoCusWright, a leading travel research firm, beginning on page 4.9 hereto supports growth of non-GDS owned products and services.

6. Page 3: “We believe that there are significant opportunities to increase the number of transactions and our market share in the online travel agency channel.”

We currently process substantially all of Expedia’s transactions, as well as the transactions of other leading online travel agencies. There are other large online travel agencies for whom we could also process transactions.

7. Page 3: “We believe both purchasers and sellers of travel and travel-related products and services are searching for a single source provider to consolidate and enhance disparate data to obtain data-driven insights to make better business decisions.”

Business Intelligence providers, such as MicroStrategy, have, in general, experienced significantly increased market demand in recent years. The attached printout on page 4.10 hereto documents MicroStrategy’s revenue growth for the past three years.

4.1

8. Page 12: “As the market for both data processing and data integration grows, we believe a number of companies will increase their efforts to develop products and services that will compete with ours.”

This statement is based on our view that demand for the services that we perform increases, additional entrants into that market are likely.

9. Page 26: “We believe that non-cash stock compensation expenses do not impact our ability to generate cash flow and do not reflect the core operating performance of our business.”

It is our view that potential investors likely prefer to review performance absent non cash charges, such as stock compensation expenses.

10. Page 40: “We believe this scale typically cannot be achieved internally by our clients and is not currently available from a travel supplier, agency, or electronic travel distribution system, referred to as a Global Distribution System or GDS.”

TRX processed in excess of 51 million unique passenger name records (PNR’s) in 2004. Based on an industry average ticket price of $500, American Express, the world’s largest travel agency, likely processed no more that 32 million PNR’s.

The attached supporting document beginning on page 4.6 shows a list of the largest travel agencies indicating sales volumes and approximate number of tickets issued.

11. Page 41: “We believe this consolidation is being driven in part by agencies searching for ways to offer lower pricing by leveraging their scale.”

Many of the largest agencies have grown during the past several years, a period in which travel sales overall remained relatively flat.

12. Page 41: “We believe that industries with travel-related components, such as credit card issuers, are a natural extension for our product and service offerings.”

We have had success expanding our client relationship with Citibank N.A., a credit card issuer that originally contracted with us due to our travel expertise. It is our view that this client relationship is indicative of potential demand for our services in areas related to travel.

13. Page 41: “We believe that automating the travel transaction process is difficult without substantial scale, access to all processes and technology throughout the travel transaction lifecycle, and travel process re-engineering expertise.”

We have extensive experience automating the travel transaction process since the inception of our company. Based on our experience, we view automation of such processes as complex.

14. Page 41: “In addition, we believe industry participants are challenged to reengineer their own cost structure while remaining focused on their core competencies and daily business objectives.”

Similar to our own experience, we view the reengineering of an existing cost structure as a time consuming exercise that that involves significant resources.

15. Page 42: “We believe that industry consolidation will continue, resulting in an increasingly smaller group of companies accounting for a larger percentage of travel sales.”

Many of the largest agencies have grown during the past several years, a period in which travel sales overall remained relatively flat.

The attached supporting documents beginning on page 4.11 show data sheets from the Airlines Reporting Corporation indicating overall travel sales for the past several years, as well as the number of agency locations.

4.2

16. Page 42: “We believe that we will benefit from this consolidation by providing global, technologically flexible products and services that process large transaction volumes and provide a more efficient and cost-effective alternative to in-house operations.”

This is based on our existing relationships with travel industry leaders as well as our experience managing our business.

17. Page 42: “As many of the GDS contract agreements expire in 2006, we believe buyers will seek seamless and efficient access to existing and new distribution channels, including supplier direct and GDS-alternatives, as well as additional reductions in distribution costs.”

This our view based on what we see in the industry press on a regular basis.

18. Page 43: “We believe travel agencies are looking for an outsourced solution to manage these business rules allowing companies to realize significant cost savings through reduced ticket prices, increased use of preferred vendors, and greater policy enforcement at the time of booking.”

There has been an increased demand for these types of services, including services provided by TRX, during the past several years.

19. Page 43: “We believe that our independence, our expertise in consolidating data from a variety of sources into a common format, and our integration with third-party analytical tools allows us to assist companies that seek access to data-driven insights to make better business decisions.”

This statement is based upon our experience with our clients.

20. Page 43: “We believe that our suite of products and services facilitates the distribution of travel in a cost-efficient manner and assists our clients in better managing the vast amounts of data generated by travel and travel-related processes.”

This is a key value proposition of our company. The growth in our business during the past several years is, in our view, supporting evidence of this statement.

21. Page 44: “We believe that our ability to implement our products and services, customized to various client environments and technology platforms, provides us with a competitive advantage.”

We have been able to install our products and services with multiple clients on multiple platforms. In our view, it will be difficult for a competitor to quickly acquire the same level of knowledge that we possess.

22. Page 45: “We believe that as the markets we serve continue to experience fundamental change, many companies will not have the necessary resources, scale or capabilities to quickly adapt their technology and processes.”

It is commonly known that many companies in the travel industry have experienced financial difficulty in recent years. As a result of these financial pressures, many of these companies will likely not be able to make the needed investments on their own.

23. Page 45: “We believe that automating the travel transaction process is difficult without substantial scale, access to the processes and technology throughout the travel transaction lifecycle, relationships with industry participants, and the travel re-engineering expertise that we possess.”

4.3

We have extensive experience automating the travel transaction process since the inception of our company. Based on our experience, we view automation of such processes as complex.

24. Page 45: “We believe that shifting travel industry dynamics, in particular GDS ownership or affiliation with leading online travel agencies and booking engines, have made our clients reluctant to adopt non-independent third party processing solutions.”

An attached excerpt from PhoCusWright, a leading travel research firm, beginning on page 4.9 hereto supports growth of non-GDS owned products and services.

25. Page 45-46: “We believe that independent non-GDS owned booking engines, such as RESX, have increased their market share over the last several years.”

An attached excerpt from PhoCusWright, a leading travel research firm, beginning on page 4.9 hereto supports growth of non-GDS owned products and services.

26. Page 46: “We believe our independence provides clients with confidential and unbiased processing capabilities.”

This statement is based on our experience with clients, some of whom have been reluctant to share information with their competitors – some of whom are also TRX clients.

27. Page 46: “We believe that there are significant opportunities to increase the number of transactions and our market share in the online travel agency channel.”

We currently process substantially all of Expedia’s transactions, as well as the transactions of other leading online travel agencies. There are other large online travel agencies for whom we could also process transactions.

28. Page 46: “We believe that these companies will increasingly recognize that their decentralized legacy structures put them at a cost disadvantage, and that greater process efficiencies and technology will improve both service levels and margins.”

One of our travel agency clients was able to achieve approximately 86% savings after implementing one of our products. It is likely that other travel agencies will be able to achieve savings from our products and services – thus improving their margins.

29. Page 46: “We believe our products and services will enable new clients the opportunity to benefit from reengineering and automation.”

We have experience with our own cost reductions as a result of automation and reengineering. We can pass these cost reductions on to clients who purchase similar products and services from us.

30. Page 46: “We believe both purchasers and sellers of travel and travel-related products and services are searching for a single source provider to consolidate and enhance disparate data to obtain data-driven insights to make better business decisions.”

Business Intelligence providers, such as MicroStrategy, have, in general, experienced significantly increased market demand in recent years. The attached printout on page 4.10 hereto documents MicroStrategy’s revenue growth for the past three years.

31. Page 51: “As the market for both data processing and data integration grows, we believe a number of companies will increase their efforts to develop products and services that will compete with ours.”

4.4

This statement is based on our view that as demand for the services that we perform increases, additional entrants into that market are likely.

32. Page 53: “We believe that we are capable of addressing these regulatory issues as they arise.”

Our existing staff are aware of developing industry and government regulations. Based on marketplace intelligence, external service providers, and consultants, our belief is that we will be able to address and respond to future regulatory issues that may affect our business.

4.5

Attachment 4, Support for Statements 1 and 10

SPECIAL REPORT

Home	Power List	Top 10	What If?	Top

1-5

1 AMERICAN EXPRESS TRAVEL 2003 sales: $16 billion Employees: N/D	[GRAPHIC]

200 Vesey St. New York, N.Y. 10285 T (212) 640-2000 www.americanexpress.com

Group president, American Express Global Corporate Services: Ed Gilligan President, Global Travel Services: Charles Petrucelli

Executive VP/general manager, Corporate Travel, North America: Pamela Arway Senior VP/general manager, Consumer Travel Network: Cynthia Valles

2003 Developments

•	Acquired Rosenbluth International, with the deal officially completed in October, expanding the company’s position as largest corporate travel management company in the world.” Executives say the decision to acquire Rosenbluth “was strategic, as corporate travel is increasingly becoming a global industry that requires a global investment. More and more, corporate clients are looking to consolidate their travel programs globally, and consequently have begun to demand much from us in terms of global servicing.” The company said it “now has the economies of scale to service the demands of increasingly globally minded, fiscally conservative corporate customer.”

•	Secured a large majority of the business formerly served by Rosenbluth.

•	Claims to maintain its position as “largest online agency,” serving 21 countries; 25% of transactions are now online, dramatically from the year before.

•	Significantly expanded marketing efforts in the leisure arena. Launched a strategy that involves partnering with destinations and offering special values to travelers using their American Express Card and booking through the network. Most recently, American Express became the “Official Card of Tourism to Australia” with consumer benefits like for qualifying vacations, discounts and special packages. There will be joint marketing efforts.

•	Last year, the company launched a “Beyond the Beach — An American Express Caribbean Exclusive” promotion; it include subscription to Travel & Leisure and bonus reward points. Other promotions last year included “Fall for the Best of “Clearly Cancun by American Express”; and “Travels Within Reach by American Express”; the last named features close to the U.S.

Company Facts

•	Owns Golden Bear, a luxury cruise wholesaler based in Novato, Calif., and Travel Impressions, a wholesale leisure Farmingdale, N.Y.

•	Has joint ventures with CITS American Express Travel Services, Ltd. (with China International Travel Services); American Express Corporate Travel (with UVET in Italy); American Express Nippon Travel Agency (with Nippon Travel Age Col. Ltd., Japan); Mayflower Travel (with Mayflower Travel in Malaysia); and Farrington American Express Travel Services Farrington Travel, Hong Kong).

•	Publicly held, American Express is a member of ASTA, NBTA and ACTE.

2 CARLSON WAGONLIT TRAVEL 2003 sales: $12.7 billion Employees: 10,699	[GRAPHIC]

.: Travel Weekly Power List :.	Page 1 of 3

4.6

701 Carlson Parkway

Minneapolis, Minn. 55441

T (763) 212-2197

F (763) 212-2409

www.carlsonwagonlit.com

Worldwide president/ CEO: Herve Gourio (retiring in July)

Worldwide president/ CEO: Hubert Joly (effective July)

President, North America: Robin Schleien

Executive VP/COO, U.S.: Jack O’Neill

2003 Developments

•	$2.4 billion in ARC sales

•	Turned seven-year partnership with China Air service into “China’s first-ever corporate travel joint venture based on outbound air-ticketing license.”

•	Opened its first European eCenter in Warsaw, Poland; the new facility is a pan-European reservations center designed to enable travel program optimization for large, multinational companies.

•	Claims to have become the first travel management company to establish direct connections to airline inventory — connections with several carriers.

•	Introduced a standardized, online travel product to compete directly with the online travel agencies.

Company Facts

•	Business travel generates more than 93% of sales, with leisure producing the remainder.

•	Privately held subsidiary of joint venture between Carlson Cos. in Minneapolis (50%) and Accor in Paris (50%).

3 INTERACTIVECORP

2003 sales: $10.5 billion	[GRAPHIC]
Employees: N/D
152 W. 57th St., 42nd Floor
New York, N.Y. 10019
T (212) 314-7300
F (212) 314-7379 www.iac.com
CEO/president: Erik Blachford
President, Hotels.com: Cheryl Rosner
President/CEO, Hotwire: Karl Peterson

2003 Developments

•	Completed acquisition of Expedia, Hotwire and Hotels.com and integrated them into one company.

•	Expedia grew its packages business to $370 million in 2003 revenue; it also added destination activities. In the last quarter the year alone, Expedia booked 65,000 people to Walt Disney World. Expedia Corporate Travel grew to more than 1,( clients, including Harvard University, Salesforce.com and Akamai Technologies.

•	Hotels.com launched the sale of vacation packages, which converted to Expedia’s WWTE package solution in September. site’s CondoSaver.com division reached 10,000 vacation rental properties worldwide.

•	Hotwire launched vacation packages and Weekender packages that bundle air plus hotel or air plus hotel and car for last-minute weekend trips.

Acquired late in 2003, Hotwire continues to operate as a separate business.

Company Facts

•	IAC Travel Group also includes: Interval International, a vacation ownership network; TV Travel Shop, a U.K. travel provider; and TripAdvisor, a travel research site.

•	Expedia owns or operates Classic Custom Vacations, Expedia Corporate Travel and TravelScape, which operates WWT provider of private-label bookings for travel suppliers.

•	Hotels.com owns or operates TravelNow.com and AceNet travel Network.

4 WORLDTRAVEL BTI

2003 sales: $4.2 billion

Employees: 4,390

.: Travel Weekly Power List :.	Page 2 of 3
4.7

1055 Lenox Park Blvd., 4th Floor

Atlanta, Ga. 30319

T (404) 841-6600

F (404) 814-2985

www.worldtravel.com

CEO: Mike Buckman

President: Danny Hood

COO: John Snyder

Executive VP: Dee Runyan

2003 Developments

•	ARC sales of $3.2 billion

•	New clients included: Sie- mens USA, Affiliated Computer Services, Eastman Kodak Co., Caterpillar, Stryker, American Motor Co., Harris Corp., Burlington Northern Santa Fe, Lexmark, America Online, Michelin and Electronic Arts.

•	Built a proprietary CRM called CenTris, a suite for technology for fulfillment and support of e-fulfillment.

•	200% growth for Corporate Fulfillment Services, an automated fulfillment operation based in Kansas City, Mo.

•	Launched WorldTravel Value Rates, a pilot program in select accounts that offers discounted hotel rates. Travelers are the option of booking low rates if they can pay for their stay in full at the time of booking. Light penalty fees are imposed changes or cancellations.

•	Deployed Hotel Rate Manager, a point-of-sale system that aggregates WorldTravel Value Rates and those published in GDS.

•	Re-engineered PeopleTracker, providing a global crisis-management and pretrip-reporting solution for clients.

•	Added 10 agencies to WorldTravel Affiliates, resulting in a 30% increase in air volume. Affiliates receive discounts on technology and access to WorldTravel BTI negotiated deals.

•	WorldTravel Meetings & Incentives experienced a 46% client growth; WTMI introduced Plan2Attend, a Web-based management system.

Company Facts

•	WorldTravel BTI is owned by BCD N.V., a Netherlands-based company that focuses on the travel and financial services industries.

•	Business travel generated 86% of sales, with leisure at 9% and “other” at 5%.

•	Owns WorldTravel Meetings & Incentives, headquartered in Chicago, and WorldTravel Affiliates, established in 1987 and including 52 agencies ranging in size from $10 million to $50 million. Sales from these subsidiaries is $1.6 billion annually.

•	WorldTravel BTI and Hogg Robinson jointly own Business Travel International, operating in almost 100 countries.

5 TQ3 NAVIGANT

2003 sales: $4 billion (based on statements as publicly held company)

Employees: 4,200

84 Inverness Circle E.

Englewood Colo. 80112

T (303) 706-0800

F (303) 706-0770

Chairman/CEO: Edward S. Adams

COO/CFO: Robert C. Griffith

CIO: Ken Migaki

(Navigant did not provide information for this entry; its sales total is based on its own announcements as a publicly company.)

Company Facts

Navigant acquired 50% of TQ3 Travel Solutions earlier this year, replacing Maritz Corporate Travel as the North partner of this global joint venture. It also recently acquired Worldwide Travel Services of Little Rock, Ark.

.: Travel Weekly Power List :.	Page 3 of 3
4.8

Attachment 4, Support for Statements 5, 24, 25

December 2003	Online Corporate Travel Update 2003-2006

Table 3.13

Booking Tool Usage*, 2003

(Ranked by Percent of Online Transactions)

Booking Tool
Sabre GetThere (1)	57%
Carlson Wagonlit, TRX ResX/ResAssist, Worldspan Trip Manager	30%
All others (NET)	13%

Total	100%

*	Based on 2003 transaction volume of 206 NBTA direct member companies surveyed by PhoCusWright and NBTA in July 2003

(1)	Includes American Express CTO, GetThere and Sabre BTS

Source: PhoCusWright/NBTA Technology Trends Survey

While market share is based on the actual usage of an online corporate booking tool, it is also important to examine market penetration of online tools. As reported in the PhoCusWright/NBTA Technology Trends Survey, more than 9 in 10 companies with managed travel programs will be using an online booking tool for transient individual travel by year’s end. Bottom line savings, traveler ease of use and continued budget scrutiny are the driving forces behind this level of market penetration.

GDSs Lose Share

Table 3.14 groups companies together to view market share shifts by category. According to share data compiled for 2001, the four GDSs – Amadeus, Cendant/Galileo, Sabre and Worldspan - represented 83% of online corporate travel transactions. In the 2003 survey, GDSs’ share of transactions declined to 67%. The table also shows a significant increase in usage of independent tools, such as Outtask Cliqbook and TRX ResX/ResAssist. This shift underscores several salient issues: the more pervasive use of online booking tools beyond the largest companies; a more competitive and fragmented tool landscape; and, until recently, GDS focus on larger firms to grow share.

Table 3.14

Booking Tool Usage, By Category

(Based on Percent of Online Transactions)

Booking Tool	2001*	2003*
GDS-owned/associated	83%	67%
Independent (e.g., Outtask Cliqbook and TRX ResX/ResAssist)	11%	21%.
Online Travel Agency	0%	2%
Other	5%	10%
No tool	1%	1%

Total	100%	101%

*	Based on Business Travel News’ The Corporate Travel 100 and the Fortune 500, calculated by PhoCusWright Inc. and published in PhoCusWright’s Online Corporate Travel report in January 2002

**	Based on responses from 206 NBTA direct member companies surveyed by PhoCusWright and NBTA in July 2003

Note: Totals may not equal 100% due to rounding

Source: PhoCusWright/NBTA Technology Trends Survey

Corporate Penetration

Table 3.15 shows online booking tool usage based on the percentage of companies that use the tool, according to the survey. Among the responding companies, 42% said they use GetThere, while 29% either use Outtask Cliqbook, TRX ResX/ResAssist or Worldspan Trip Manager. All others accounted for 29%.

The PhoCusWright/ NBTA Technology Trends Survey also reinforced that, in the future, increasing corporate usage and winning allegiances will require both strategic business partnerships between meeting and travel management companies and enhanced tool capabilities, such

4.9

Attachment 4

Support for Statements 7, 30

MSTR: Income Statement for MICROSTRATEGY CL A - Yahoo! Finance	Page 1 of 2

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Income Statement	Get Income Statement for:	GO

All numbers in thousands
View: Annual Data | Quarterly Data

PERIOD ENDING	31-Dec-04	31-Dec-03	31-Dec-02

Total Revenue	231,208	175,577	147,827

Cost of Revenue	32,071	27,985	27,900

Gross Profit	198,337	147,592	119,927

Operating Expenses
Research Development	24,915	27,684	26,297
Selling General and Administrative	104,991	90,055	75,814
Non Recurring	—	1,699	4,198
Others	71	182	3,195
Total Operating Expenses	—	119,620	109,504

Operating Income or Loss	68,450	27,972	10,423

Income from Continuing Operations
Total Other Income/Expenses Net	923	(30,118)	37,297
Earnings Before Interest And Taxes	69,373	(2,146)	47,720
Interest Expense	53	5,109	8,413
Income Before Tax	69,320	(7,255)	39,807
Income Tax Expense	(98,993)	(2,587)	1,190
Minority Interest	—	—	—
Net Income From Continuing Ops	168,313	(4,668)	38,117

Non-recurring Events
Discontinued Operations	—	765	—
Extraordinary Items	—	—	—
Effect Of Accounting Changes	—	—	—
Other Items	—	—	—

Net Income	168,313	(3,903)	38,117

4.10

Attachment 4

Support for Statement 15

DECEMBER STATISTICAL INFORMATION

SALES & DOCUMENT STATISTICS MONTH & YEAR TO DATE

	Dec. 2003	Dec. 2004	% Change	YTD 2003	YTD 2004	% Change
Participants (At Month End)
Carriers
Airlines				131	131	0%
Railroads				3	4	33%

Total Participating Carriers				134	135	1%
Agents
Retail Locations				22,381	20,876	-7%
STP Ticket Delivery Locations				3,239	2,448	-24%

Total Accredited Agency Locations				25,620	23,324	-9%

Sales Data
Total Sales (000)	4,507,618	4,810,659	7%	61,849,266	65,911,136	7%
Credit Card Billings (000)1/	3,741,565	4,032,112	8%	51,442,370	54,869,749	7%
Percent Credit of Total Sales	83.01%	83.82%	—	83.17%	83.25%	—
Net Cash Disbursement (000)2/	626,173	643,019	3%	8,625,646	9,201,670	7%
Taxes (000)3/	481,285	539,379	12%	6,533,915	7,276,160	11%

Average Weekly Sales Per Location	35,078	41,132	17%	43,735	52,093	19%

Fares Data
Domestic (000)	2,464,286	2,495,122	1%	35,235,629	34,741,044	-1%
International (000)	1,562,047	1,776,158	14%	20,079,722	23,893,932	19%

Total	4,026,333	4,271,280	6%	55,315,351	58,634,976	6%

E-Ticketing - Monthly Average as a Percent of Total	84.01%	87.34%	—

Reports/Transactions Processed
Tickets/Misc. Transactions Processed	10,914,018	11,940,140	9%	152,325,116	160,270,773	5%
Agent Reports	128,502	116,957	-9%	1,414,185	1,265,253	-11%
Average Transactions Per Report	85	102	20%	108	127	18%
Processing Weeks 4/	5	5	—	52	52	—

Credit Card Transactions Prcsd.	8,016,094	8,968,496	12%	111,178,593	118,127,310	6%

Ticket Requisitions Processed	3,148	4,206	34%	51,381	47,233	-8%

Documents Shipped
Accountable
Manual Documents	53,775	31,670	-41%	1,069,490	476,055	-55%
ATB Coupons	17,753,000	16,767,000	-6%	300,030,181	231,554,000	-23%
Non-Accountable/Admin. Forms	1,130,000	1,676,495	48%	22,876,950	20,906,365	-9%

1/	Credit Card Billings Include Both Fare and Tax Amounts.

2/	Net Cash Disbursement Amount Includes Fare and Tax Value, Less Refunds, Adjustments, and Commission (Cash/Credit Sales)

3/	Taxes Include All Taxes, Fees, and Charges (e.g. Passenger Facility Charges).

4/	Processing Weeks for this Month are for Sales Period Ending 11/28/04 through 12/26/04.

December 2004	ARC

4.11

DECEMBER STATISTICAL INFORMATION

SALES & DOCUMENT STATISTICS MONTH & YEAR TO DATE

	Dec. 2001	Dec. 2002	% Change	YTD 2001	YTD 2002	% Change
Participants (At Month End)
Carriers
Airlines				130	124	-5%
Railroads				3	3	0%

Total Participating Carriers				133	127	-5%
Agents
Retail Locations				27,719	24,797	-11%
STP Ticket Delivery Locations				6,352	4,725	-26%

Total Accredited Agency Locations				34,071	29,522	-13%

Sales Data
Total Sales (000)	4,515,661	4,362,003	-3%	69,918,708	64,129,101	-8%
Credit Card Billings (000) 1/	3,672,292	3,592,436	-2%	56,734,557	52,623,694	-7%
Percent Credit of Total Sales	81.32%	82.36%	—	81.14%	82.06%	—
Net Cash Disbursement (000) 2/	605,666	627,213	4%	9,555,671	9,250,335	-3%
Taxes (000) 3/	423,902	463,691	9%	6,200,243	6,739,313	9%

Average Weekly Sales Per Agency	26,839	29,991	12%	36,899	39,129	6%
Location

Fares Data
Domestic (000)	2,659,257	2,378,095	-11%	41,836,173	35,265,731	-16%
International (000)	1,432,502	1,520,217	6%	21,882,292	22,124,057	1%

Total	4,091,759	3,898,312	-5%	63,718,465	57,389,788	-10%

Reports/Documents Processed
Tickets/Misc. Documents Processed	11,929,786	10,890,481	-9%	177,354,187	157,636,143	-11%
Agent Reports	168,249	145,442	-14%	1,894,853	1,638,931	-14%
Average Documents Per Report	71	75	6%	94	96	3%
Processing Weeks 4/	5	5		52	52

Credit Card Transactions Prcsd.	8,286,302	7,894,550	-5%	123,269,612	113,084,957	-8%

Ticket Requisitions Processed	6,189	4,445	-28%	104,936	73,278	-30%

Documents Shipped
Accountable
Manual Documents	177,250	161,075	-9%	3,029,300	1,785,400	-41%
ATB Coupons	32,333,921	20,556,556	-36%	696,154,163	434,644,259	-38%
Non-Accountable/Admin. Forms	2,731,600	1,680,375	-38%	53,875,725	33,882,725	-37%

1/	Credit Card Billings Include Both Fare and Tax Amounts.

2/	Net Cash Disbursement Amount Includes Fare and Tax Value, Less Refunds, Adjustments, and Commission (Cash/Credit Sales).

3/	Taxes Include All Taxes, Fees, and Charges (e.g. Passenger Facility Charges).

4/	Processing Weeks for this Month are for Sales Period Ending 12/01/02 through 12/29/02.

December 2002	ARC

4.12

Attachment 5

Registration Statement Page 1: “We are a leading, independent provider of transaction processing and data integration services to the global travel industry.”

Page 2: “We believe that the following competitive strengths have enabled us to become a leading independent provider of transaction processing and data integration services:”

Page 27: “We are a leading, independent provider of transaction processing and data integration services to the global travel industry, based on the number of unique passenger name records processed in 2004.”

Page 40: “We are a leading, independent provider of transaction processing and data integration services to the global travel industry, based on the number of unique passenger name records processed in 2004.”

Page 45: “We believe that the following competitive strengths have enabled us to become a leading independent provider of transaction processing and data integration services based on the number of unique passenger name records processed in 2004 and will continue to enhance our leadership position and contribute to our growth in the future:”

The term “leading” refers to the number of unique Passenger Name Records, or PNR’s, processed by TRX as compared to travel agencies or airlines. Based on the attached supporting documentation, starting on page 5.2, which shows tickets sold or issued by the largest travel agencies and airlines, TRX’s 51.3 million transactions processed in 2004 clearly make us a leading provider of these services.

Page 2: “Leading market position in global travel market.”

The text that follows this statement on page 2 of the Registration Statement, in our view, supports the assertion.

Page 45: “Leading market position in global travel market.”

The text that follows this statement on page 45 of the Registration Statement, in our view, supports the assertion.

5.1

Attachment 5

US Airline Sales

Agency Distributors

				2000 Air Sales	Avg. Ticket	# Tickets
1	B	American Express		11,400,000	550	20,727
2	B	WorldTravel BTI		4,400,000	550	8,000
3	B	Navigant		4,003,000	550	7,278
4	B	Carlson		3,900,000	550	7,091
5	B	Rosenbluth		2,872,000	550	5,222
6	B	TQ3 Maritz		1,666,000	550	3,029
7	B	Travel and Transport		750,000	550	1,364
8	B	Total Travel Management		713,000	550	1,296
9	B	Omega WorldTravel		710,000	550	1,291
10	B	VTS Travel Enterprises		625,000	450	1,389
11	B	TravelLeaders		550,000	450	1,222
12	B	Northwestern Travel		351,000	450	780
13	B	Advanced Travel Grloup		300,000	450	667
14	B	World Wide Travel Service		290,000	450	644
15	B	Travizon (f.k.a. Fugazy)		281,000	450	624
16	B	Sea Gate		280,000	450	622
17	B	Boeing		270,000	450	600
18		Travel Incorporated		267,000	450	593
19	B	Tzell		263,000	450	584
20	B	Valerie Wilson		263,000	450	584
21	B	World Travel Specialists Group		260,000	450	578
22	B	Protravel Int’l		258,000	450	573
23	B	Travel Mgt. Partners		258,000	450	573
24	B	Garber’s		245,000	450	544
25	B	World Travel Specialists Group		201,000	400	503
26	B	Altour Int’l		185,000	400	463
27	B	Casto		178,000	400	445
28	B	Adelman		177,000	400	443
29	B	Travel Solutions		171,000	400	428
30	B	Corp. Travel Mgmt. Group		165,000	400	413
31		Metropolitan		150,000	400	375
32	B	Rich Worldwide		150,000	400	375
33	B	Professional travel		142,000	400	355
34	B	Worldtek Travel		140,000	400	350
35	B	Traveline		138,000	400	345
36	B	Carlson WTS		134,000	400	335
37	B	AAA Corp. Travel		121,000	400	303
38	B	Journeycorp		120,000	400	300
39	B	Travel Store		120,000	400	300
40	B	Austin Travel		112,000	400	280
41	B	Colpitts World Travel		112,000	400	280
42	B	Stratton Travel		110,000	400	275
43		Shorts		108,000	400	270
44	B	Global Travel		106,000	400	265
45		Corporate Travel Planners		103,000	400	258
46	B	CI Travel		100,000	400	250
47		Montrose		100,000	400	250
48	B	Wright Travel		97,000	400	243
49	B	Cavelle Travel		94,000	400	235
50	B	Meritek		94,000	400	235
51	B	Ultrama		94,000	400	235
52	B	Kintetsu Int’l		92,000	400	230
53	B	Robutelli		91,000	400	228
54		Balboa		86,000	400	215
55	B	Azumano		86,000	375	229
56	B	Euro Lloyd		83,000	375	221
57	B	Ross & Babcock		80,000	375	213
58	B	Stevens Travel Mgt.		80,000	375	213
59	B	Tower		77,000	375	205
60	B	Adventure		74,000	375	197
61	B	CTS/Cassis		72,000	375	192
62	B	Corporate Travel Services		63,000	375	168
63	B	Fox World		61,000	375	163
64	B	All Seasons		60,000	375	160
65	B	Best Travel		60,000	375	160
66	B	Gant		56,000	375	149
67	B	Piedmont		53,000	375	141
68	B	Covington Int’l		50,000	375	133
69	B	NFT Travel		46,000	375	123
70	B	Nippon Travel		46,000	375	123
71	B	Carlson XTS		43,000	375	115
72	B	World Travel Service		41,000	375	109
73	B	RiserGroup		39,000	375	104
74	B	Chrisotopherson		38,000	375	101
75	B	National Travel		37,000	375	99
76	B	Travelennium		36,000	375	96
77	B	First Class		35,000	375	93
78	B	Rio Grande		34,000	375	91
	L	Travelocity	est.	1,250,000	325	3,846
	L	Expedia	est.	1,350,000	335	4,030
	L	Priceline	est.	1,000,000	250	4,000
	L	Liberty		451,000	350	1,289
	L	Cheap Tickets		530,000	350	1,514
	L	AAA Auto Club South		106,000	350	303
	L	Auto Club Group		78,000	350	223
	L	AAA Carolinas		78,000	350	223
	L	AAA California		43,000	350	123
	L	AAA Cincinnati		121,000	350	346
	L	Cruise Ventures		100,000	350	286
	B	Gateway Travel		52,000	350	149
		All other		31,976,000	315	101,511

		Total Agency/ARC		77,451,000	$394	196,797

5.2

US Airline Sales

By Carrier

		Total	Avg. Price	Transactions
1	United	16,932	$384	44,094
2	American	19,387	$384	50,487
3	Delta	15,657	$384	40,773
4	Northwest	9,653	$384	25,138
5	Continental	9,308	$384	24,240
6	US Airways	8,341	$384	21,721
7	Southwest	5,468	$175	31,246
8	American West	2,180	$384	5,677
9	Alaska	2,032	$384	5,292
10	Airtran	624	$384	1,625
11	Midwest Express	480	$384	1,250
12	Atlantic Coast	443	$384	1,154
13	Frontier	330	$384	859
14	Midway	282	$384	734
15	Mesa	125	$384	326

Source

Top 10 airline passenger revenue per PhoCusWright (Table 4-8)

Total US airline sales per Air Transport Association website

Avg. Price TRX Estimate

5.3

Attachment 7

Publication Name: Travel Weekly (attached as pages 7.3 through 7.29 hereto):

Statement 1, Registration Statement page 2: In the U.S., we have contracts with the top five travel agencies based on 2003 gross sales as ranked by Travel Weekly, a travel industry periodical.

Statement 2, page 40: In the U.S., we have contracts with the top five travel agencies (traditional and online) based on 2003 gross sales as ranked by Travel Weekly.

Statement 3, page 41: The largest travel agencies, those with more than $100 million in total volume in 2003, represented gross bookings of approximately $72 billion in 2003 according to Travel Weekly.

Statement 4, page 43: RESX distributors include many of the top travel management companies worldwide, representing over $37.0 billion in annual airline sales, as tracked by Travel Weekly.

Statement 5, page 44: We host the CORREX application, and it is integrated and functional with four of the top five U.S. travel agencies as ranked by Travel Weekly.

Statement 6, page 45: In the U.S., we have contracts with the top five travel agencies (traditional and online) based on 2003 gross sales as ranked by Travel Weekly.

Statement 7, page 47: In the U.S., we have contracts with the top five travel agencies (traditional and online) based on 2003 gross sales as ranked by Travel Weekly.

Statement 8, page 47: Our primary clients and prospects are large online and offline travel agency distributors with an annual gross sales volume of at least $100 million, of which there are more than 40 globally, according to Travel Weekly.

Statement 9, page 47: American Express is the world’s largest travel management company, as ranked by Travel Weekly.

Publication Name: PhoCusWright (attached as pages 7.30 through 7.36 hereto):

Statement 10, page 2: Total annual air, lodging, car, cruise, and vacation package bookings are expected to exceed $400 billion in 2006, according to PhoCusWright, an independent travel industry research firm.

Statement 11, page 2: In Europe, we have contracts with the top four online travel agencies based on 2004 gross bookings as ranked by PhoCusWright.

Statement 12, page 40: In Europe, we have contracts with the top four online travel agencies based on 2004 gross bookings as ranked by PhoCusWright.

Statement 13, page 41: Total annual air, lodging, car, cruise, and vacation package bookings are expected to exceed $400 billion in 2006, according to PhoCusWright.

Statement 14, page 41: In the online market, U.S. corporate travel spending is estimated to grow from $23.3 billion in 2004 to $36.4 billion in 2006 according to PhoCusWright.

Statement 15, page 42: According to PhoCusWright, in 2004 European unmanaged business and leisure travel online bookings represented 9% of total European bookings. PhoCusWright expects this figure to rise to 20% by the end of 2006.

Statement 16, page 42: Online penetration of the total U.S. travel market was approximately 39% in 2004 and is expected to rise to 54% by the end of 2006, according to PhoCusWright.

Statement 17, page 42: PhoCusWright projects the U.S. online corporate travel gross bookings will exceed $36.0 billion in 2006, up from $18.8 billion in 2003.

Statement 18, page 42: According to PhoCusWright, online airline supplier direct bookings grew 28% in 2004 and are expected to grow 22% and 17% in 2005 and 2006, respectively.

Statement 19, page 45: In Europe, we have contracts with the top four online travel agencies based on 2004 gross bookings as ranked by PhoCusWright.

Statement 20, page 46: PhoCusWright estimated that total U.S. online travel sales were $41.9 billion in 2002 and represented 23% of all U.S. travel booked. This figure is anticipated to grow to $115.0 billion in 2006, representing 54% of all U.S. travel booked.

Statement 21, page 46: PhoCusWright projects that U.S. online corporate travel gross bookings will exceed $36 billion in 2006, up from $18.8 billion in 2003.

Statement 22, page 47: In Europe, we have contracts with the top four online travel agencies based on 2004 gross bookings as ranked by PhoCusWright.

7.1

Statement 23, page 48: Expedia, a subsidiary of IAC/InterActiveCorp, is the world’s largest online travel agency as ranked by PhoCusWright.

Credit Card Management: Pages 2 and 41.

Supporting consent is attached as page 7.37 hereto.

[For Supporting documents, pages 7.3 through 7.37, please see hard copy filing]

7.2

Attachment 60

July 18, 2005

TO:	Certain Employees, Directors and Related Persons of TRX, Inc.

FROM:	TRX, Inc.

RE:	Purchase of Shares of Common Stock Offered by TRX, Inc. in Connection With its Initial Public Offering

TRX, Inc. (the “Company”) is planning to conduct an initial public offering (“IPO”) of <Number of Shares> shares of its common stock (the “Stock”). A registration statement for these shares has been filed with the United States Securities and Exchange Commission. The enclosed Preliminary Prospectus is included in the registration statement.

The IPO will be conducted through a group of underwriters Led by Credit Suisse First Boston LLC (“CSFB”). The Company has arranged for CSFB to conduct a directed share program (the “Program”) pursuant to which the Company has reserved a limited number of shares of its Stock for purchase by you and certain other employees, directors and related persons of the Company. The purchase price to you will be the same as the initial offering price to the public. Also, you will be permitted to purchase these shares yourself or jointly with a member of your immediate family, but you cannot transfer your right to participate in the Program to anyone else.

The estimated price range of this IPO will be between $<From Amount>.00 and $<To Amount>.00 per share. The approximate date on which the SEC is expected to declare the registration statement effective and for the IPO to be priced is August 3, 2005.

It is important for you to read the enclosed Preliminary Prospectus before you make a decision to purchase Stock through the Program.

You must have an account with CSFB to purchase Stock through the Program. If you indicate on the enclosed New Account Form that you have an existing account with CSFB, your CSFB representative will be notified of your intent to purchase shares through this Program. If you do not have an account with CSFB, you must open one.

To open an account, please complete and return the enclosed New Account Form, IPO Certification Form, Indication of Interest Form, Joint Account Agreement (if applicable) and IRS Form W-8BEN if you are a non-U.S. citizen or non-U.S. resident. A clear and legible copy of your un-expired driver’s license or passport must be enclosed along with these documents. For non-U.S. citizens, a clear and legible copy of your Passport Alien Identification card or any government issued document evidencing nationality must be provided. In order to participate in this program, you must FAX the completed and signed documents to John Mendicino at (404) 962-4220 to be received no later than 5:00 PM (Eastern Daylight Time) on July 25, 2005 prior to mailing the originals. The original signed documents should be returned to Credit Suisse First Boston LLC via overnight mail Attention to: John Mendicino.

All information that you provide to CSFB will be treated as confidential, except that CSFB will share information with the Company to enable the Company to allocate Stock reserved for the Program.

DO NOT SEND MONEY NOW. Payment instructions will be provided at a later stage in the Program.

If the Company determines to allocate shares to you for purchase, John Mendicino will contact you after the registration statement is declared effective and the IPO has priced to inform you of your account number, the purchase price, the number of shares allocated to you and other pertinent information. At this time, you must confirm to John Mendicino your intention to purchase the Stock allocated to you by the Company. You may also contact John Mendicino directly to confirm your allocation. A copy of the final form of the prospectus will be sent to you together with a confirmation of your purchase. If you do not confirm by 8:00 a.m. Eastern Daylight Time on the morning following pricing, you will not receive shares.

No offer to buy Stock can be accepted and no part of the purchase price can be received by CSFB until the registration statement relating to the Stock has been declared effective by the Securities and Exchange Commission. Any offer you extend to buy the Stock may be withdrawn or revoked by you, without obligation or commitment of any kind, at any time prior to notice of CSFB’s acceptance of your offer after the pricing date. Your expression of interest in purchasing shares in this IPO is not binding on you or CSFB until you confirm your intention to purchase the Stock allocated to you by the Company. Similarly, your confirmation of your expression of interest does not ensure that you will receive an allocation of shares.

Full payment for your purchase of the Stock will be due to CSFB no later than the settlement date, which is three days after the pricing date. A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment. Given the three day settlement period, you should remit payment on the date you confirm your indication of interest, which is typically the pricing date. When remitting your check or wire (payable to Pershing LLC) in payment for the Stock, please include your social security number and account number and make a notation that it is for the TRX, Inc. offering. Do not wait to receive the written confirmation of your purchase before remitting your check to John Mendicino.

If you do not conduct further business with CSFB within six (6) months following the IPO, or the asset or activity level in your account is lower than CSFB’s targets, CSFB may ask you to transfer your account to another financial institution due to the increasing costs of maintaining accounts. CSFB will assist you in arranging the transfer or delivery of your assets.

The following statement is required to be included in this letter by the rules and regulations of the United States Securities and Exchange Commission:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

If you have any questions concerning the above, please call John Mendicinoat (404) 897-3335, or 1 (800) 621-2096.

Sincerely,

TRX, Inc.

CREDIT SUISSE FIRST BOSTON LLC

SUMMARY OF INSTRUCTIONS

1.	Complete the New Account Form, IPO Certification Form, Indication of Interest Form, Joint Account Agreement (if applicable), and IRS Form W-8BEN (if applicable).

2.	Fax the following no later than July 25, 2005 to John Mendicino at (404) 962-4220. For non-U.S. citizens, a clear and legible copy of your Passport Alien Identification card or any government issued document evidencing nationality is required.

•	A signed copy of the New Account Form

•	A signed copy of the Joint Account Agreement (if applicable)

•	A signed copy of the IPO Certification Form

•	A legible copy of your un-expired driver’s license or passport (reminder: if joint account, we must get copies of both identification cards)

•	A signed copy of the Indication of Interest Form

•	A signed copy of the IRS Form W-8BEN (if applicable)

3.	Return all original documents via overnight mail to John Mendicino, Private Client Services, Credit Suisse First Boston LLC, 1201 W. Peachtree St., Ste. 3650, Atlanta, GA 30309. Please keep a copy of all forms for your records.

4.	You will be contacted after the registration statement is declared effective and the offering has priced by John Mendicino. You many also contact John Mendicino directly to confirm your allocation. You will be given information regarding your Credit Suisse First Boston LLC account number, the number of shares you have been allocated (if any), the price of the offering, the settlement date, and the amount you owe to Credit Suisse First Boston LLC.

5.	After you have been contacted by John Mendicino in accordance with step 4 above, and you confirm your intention to purchase shares, send your payment to Credit Suisse First Boston LLC for receipt no later than the settlement date. Payment can be made to Credit Suisse First Boston LLC by check payable to Pershing LLC (please include your social security number and account number on the check) or by wire. A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment. Payment must be remitted in the form of a check or wire from an account in the name of the participant only. Please note that CSFB LLC does not accept third party payments.

Send checks to:	Send wires to:

CSFB Private Client Services	The Bank of New York
Central Operations Manager	New York, NY
Eleven Madison Ave., 7th Floor	ABA 021-000018
New York, NY 10010-3629	For the Account of Pershing LLC 890-051238-5
(800) 214-3591	For further credit to (the name of your account)
Account No. (insert account number given to you in accordance with step 4 above)

IF YOU ARE INTERESTED IN PURCHASING SHARES, YOU MUST COMPLETE ALL PARTS OF THIS FORM AND RETURN IT SO THAT IT IS RECEIVED BY JOHN MENDICINO NO LATER THAN 5:00 P.M. (EASTERN DAYLIGHT TIME) ON July 25, 2005. ALL PARTS OF THE INSTRUCTIONS ARE MANDATORY. NO EXCEPTIONS ARE POSSIBLE.

NAFM (New Account Form)

CSFB ACCOUNT NUMBER (Office Use Only)
What type of account would you like to open:
(Individual or Joint) If you have any questions regarding the type of account you would like to open, please contact John Mendicino at (404) 897-333.

Account title (Do not complete for Individual or Joint Accounts.)
PLEASE COMPLETE THE INFORMATION BELOW (PLEASE PRINT)
First Name	M.I.	Last Name

Date of Birth	S.S. #	Relationship to Company

Street Address

Only actual residence addresses are permitted. If your actual residence address is a P.O. Box or some other form of alternative address, please check the following box, enter the address and complete the representation letter required.		☐

City	State	Zip Code

Country	Citizenship	Email Address

Home Phone	Business Phone	Cellular Phone

Name of Employer	Type of Business	Source of Funds for this Account

Occupation	Years Employed	Source of Wealth

# of Dependents	Annual Income	Liquid Net Worth (Not Including Home)

Current Passport Number	Country Issuing Passport

Govt. Identification Description	Country of Govt. Identification

Country of Origin	Govt. Identification Number

State/Primary Subdivision of Govt. Identification

IF YOU WOULD LIKE THIS TO BE A JOINT ACCOUNT, PLEASE FILL IN THE INFORMATION BELOW:
Will this be (Check One):	☐	Joint Tenants in Common	☐	Joint Tenants with Rights of Survivorship

First Name		M.I.		Last Name

Date of Birth		S.S. #		Relationship to Company

Street Address				check here if it is the same as above

Only actual residence addresses are permitted. If your actual residence address is a P.O. Box or some other form of alternative address, please check the following box, enter the address and complete the representation letter required.				☐

City		State		Zip Code

Country		Citizenship		Email Address

Home Phone		Business Phone		Cellular Phone

Name of Employer		Type of Business		Source of Funds for this Account

Occupation		Years Employed		Source of Wealth

# of Dependents		Annual Income		Liquid Net Worth (Not Including Home)

Current Passport Number		Country Issuing Passport

Govt. Identification Description		Country of Govt. Identification

Country of Origin		Govt. Identification Number

State/Primary Subdivision of Govt. Identification

DO YOU CURRENTLY HAVE AN ACCOUNT WITH CREDIT SUISSE FIRST BOSTON LLC?
Yes	☐	No	☐
If yes, please indicate account number (9-digits)				CSFB PCS Advisor

If you do not currently remember your account number, please contact John Mendicino at (404) 897-3335.

PLEASE COMPLETE THE FOLLOWING FOR ALL PARTIES:
Account Investment Objective	☐	Capital Preservation	☐	Income
	☐	Aggressive Income	☐	Speculation
	☐	Growth

(Note: The purchase of shares in an IPO is considered a speculative investment.)

Other Brokerage Accounts		Firm

Bank Information	Name	Address

Do you or anyone with an interest in this account have an important public function in a foreign country as an active or former head of state, member of parliament, important politician or civil servant in administration the legal system, the armed forces or uppermost bodies of state enterprises or have recognizable close family, personal or business relations with a person or entity in one?

	☐ Yes	☐ No

If yes, identify the name of the official, office held and country:

Is this account for a private banking account as defined under the USA Patriot Act?
	☐ Yes	☐ No

Is this account for a foreign bank as defined under the USA Patriot Act?
	☐ Yes	☐ No
Additional information:

IPO CERTIFICATION

Please note all bolded terms are defined on page 9.

A.	Is any person with a beneficial interest in the account that is purchasing the security through the Program

1.	an officer, director, general partner, associated person, or employee of an NASD member or any other broker/dealer (other than a limited broker/dealer), or an immediate family member of one of those; or

2.	an agent of an NASD member or any other broker/dealer (other than a limited broker/dealer) that is engaged in the investment banking or securities business, or an immediate family member of an agent?

Yes ☐ No ☐

If Yes, please name broker/dealer, list licenses and describe the relationship:

_______________________________________________________________________________________________________

_______________________________________________________________________________________________________

B.	Is any person with a beneficial interest in the account that is purchasing the security through the Program a finder or a person acting in a fiduciary capacity to the managing underwriter of the security (such as an attorney, accountant or financial consultant), or an immediate family member of one of those?

Yes ☐ No ☐

If Yes, please name the person (or indicate if it is you) and, describe the relationship with the managing underwriter. Please indicate if you provide material support to that person and/or if you reside in the same household.

_______________________________________________________________________________________________________

_______________________________________________________________________________________________________

C.	If the answer to either A or B is “Yes”:

Is the person with the beneficial interest that prompted the “Yes” answer, or an immediate family member of that person, an employee or director of the issuer of the security, the issuer’s parent, or a subsidiary of the issuer or the issuer’s parent?1

Yes ☐ No ☐

In order to participate in the Program, you must read and sign either of the statements below:

If either (i) the answer to both A and B is “No”, or (ii) the answer to A and/or B is “Yes” and the answer to C is also “Yes”, then please sign below certifying that the account is not a restricted person/entity as defined under NASD Rule 2790 for participation in the Directed Shares Program.

Signature:
(Joint accounts only)

OR

If the answer to A and/or B is “Yes” and the answer to C is “No”, then please sign below certifying that the account is a restricted person/entity as defined under NASD Rule 2790 for participation in the Directed Shares Program.

Signature:
(Joint accounts only)

[1]	For purposes of this question, a parent/subsidiary relationship exists if the parent has the right to vote 50% or more of a class of voting security of the subsidiary, or has the power to sell or direct 50% or more of a class of voting security of the subsidiary.

NASD Rule 2790 Definitions:

Associated person or employee of a NASD member firm. (1) Any natural person registered with NASD and (2) any natural person, whether or not registered or exempt from registration with NASD, who is a sole proprietor, partner, officer, director, or branch manager of a NASD member firm, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD member firm (for example, any employee).

Beneficial interest. Any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a collective investment account, or other fees for acting in a fiduciary capacity.

Collective investment account. Any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and sale of securities, but not (1) a legal entity that is beneficially owned solely by immediate family members or (2) an investment club comprising a group of friends, neighbors, business associates or others who pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

Finder. A person who receives compensation for identifying potential investors in an offering.

Immediate family member. A person’s parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides material support.

Limited business broker-dealer. Any broker-dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation program securities.

Material support. Directly or indirectly providing more than 25% of a person’s income in the prior calendar year. Members of the immediate family living in the same household are deemed to be providing each other with material support.

CREDIT SUISSE FIRST BOSTON LLC

Eleven Madison Avenue, New York, NY 10010

CUSTOMER AGREEMENT

Please read the customer agreement below and complete the new customer information form in full. If you have any questions, please contact the account executive.

In consideration of your accepting and carrying for the undersigned one or more accounts, the undersigned hereby consents and agrees that:

APPLICABLE RULES AND REGULATIONS

1. All transactions for the undersigned shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market and its clearing house, if any, where executed by you or your agents, including your subsidiaries and affiliates.

DEFINITION

2. For purposes of this agreement “securities, commodities and other property,” as used herein shall include, but not be limited to money, securities, and commodities of every kind and nature and all contracts and options relating thereto, whether for present or future delivery.

LIEN

3. All securities, commodities and other property now or hereafter held, carried or maintained by you in your possession and control for any purpose, in or for any of the accounts of the undersigned, now or hereafter opened, including accounts in which the undersigned may have an interest, shall be subject to a lien for the discharge of all the indebtedness and other obligations of the undersigned to you, and are to be held by you as security for the payment of any liability or indebtedness of the undersigned to you in any of said accounts. You shall have the right to transfer securities, commodities and other property so held by you from or to any other of the accounts of the undersigned whenever in your judgment you consider such a transfer necessary for your protection. In enforcing your lien, you shall have the discretion to determine which securities and property are to be sold and which contracts are to be closed.

LIQUIDATION

4. You shall have the right, in accordance with your general policies regarding your maintenance requirements, as such may be modified, amended or supplemented from time to time, or if, in your discretion you consider it necessary for your protection to require additional collateral at an earlier or later point in time than called for by said general policies, or in the event that a petition in bankruptcy, or for appointment of a receiver is filed by or against the undersigned, or an attachment is levied against the accounts of the undersigned, or in the event of the death of the undersigned, to sell any or all securities, commodities and other property in the accounts of the undersigned with you, whether carried individually or jointly with others, to buy any or all securities, commodities and other property which may be short in such accounts, to cancel any open orders and to close any or all outstanding contracts, all without demand for margin or additional margin, notice of sale or purchase or other notice or advertisement. Any such sales or purchases may be at your discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale, and you may be the purchasers for your own account. It being understood that a prior demand, or call, or prior notice of the time and place of such a sale or purchase shall not be considered a waiver of your right to sell or buy without demand or notice as herein provided.

PAYMENT OF INDEBTEDNESS UPON DEMAND

5. The undersigned shall at all times be liable for the payment upon demand of any debit balance or other obligations owing in any of the accounts of the undersigned with you and, the undersigned shall be liable to you for any deficiency remaining in any such accounts in the event of the liquidation thereof, in whole or in part, by you or by the undersigned; and the undersigned shall make payment of such obligations and indebtedness upon demand.

LIABILITY FOR COSTS OF COLLECTION

6. The reasonable costs and expenses of collection of the debit balance and any unpaid deficiency in the accounts of the undersigned with you, including, but not limited to attorney’s fees, incurred and payable or paid by you shall be payable to you by the undersigned.

PLEDGE OF SECURITIES, COMMODITIES, AND OTHER PROPERTY

7. All securities, commodities and other property now or thereafter held, carried or maintained by you in your possession in any of the undersigned may be pledged and repledged by you from time to time, without notice to the undersigned, either separately or in common with other such securities, commodities and other property for any amount due in the accounts of the undersigned, or for any greater amount, and you may do so without retaining to your possession or control for delivery a like amount of similar securities, commodities or other property.

CONSENT TO ELECTRONIC DELIVERY AND PRESUMPTION OF RECEIPT OF COMMUNICATIONS

8. Communications may be sent to the undersigned at the address of the undersigned or at such other address as the undersigned may hereafter give you in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to the undersigned personally, whether actually received or not. By providing you with an email address, the undersigned consents to receive all notices, communications, and other information related to the undersigned’s account electronically. This information may be provided through an online posting on a CSFB-sponsored website, email, CD-Rom or otherwise through certain telephonic, Internet, web-based, wireless and other securities trading and information systems established and operated directly by you or through third party service providers (the “Electronic Services”). The documents may be formatted in Adobe Acrobat’s portable document format (“PDF”), hypertext mark-up language (“HTML”) or such other file formats as you deem appropriate. The scope of this consent to electronic delivery includes, but is not limited to, prospectuses and other disclosure documents, confirmations, account statements, margin and maintenance calls, and any other information provided by you, the issuers of the securities in which the undersigned invests and other third parties.

The undersigned agrees to notify you promptly in writing of any change in the undersigned’s email address or any other electronic delivery address agreed between the parties. Until you receive notice, you may continue to send information to the undersigned’s previous electronic address, and any such information will be deemed to have been delivered to the undersigned, regardless of whether the undersigned actually has retrieved or received the information. Furthermore, the undersigned authorizes you to deliver information to the undersigned by sending the undersigned a notice that directs the undersigned to a website where the information will be available for viewing or printing. The undersigned agrees that your sending of the notice will constitute good and effective delivery of the information to the undersigned, regardless of whether the undersigned actually accessed the information on the website. The undersigned acknowledges that you may, but are not required to, send the undersigned paper copies of any information that it is entitled to deliver to the undersigned electronically. The undersigned may revoke this consent to electronic delivery at any time by notifying you in writing. The undersigned agrees, however, that if the undersigned revokes consent, you may terminate the undersigned’s account, restrict or terminate access to the Electronic Services, or charge an extra fee for the delivery of paper copies of any information that would otherwise be delivered electronically. The undersigned acknowledges that it may incur expenses (such as online service provider charges) associated with the electronic delivery of information and the use of the Electronic Services. In order to view or print documents provided in PDF the undersigned will have to install the Adobe Acrobat reader on the undersigned’s computer.

MARGIN REQUIREMENTS, CREDIT CHARGES AND CREDIT INVESTIGATION

9. The undersigned will at all times maintain such securities, commodities and other property in the accounts of the undersigned for margin purposes as you shall require from time to time and the monthly debit balances or adjusted balances in the accounts of the undersigned with you shall be charged, in accordance with your usual custom, with interest at a rate permitted by the laws of the State of New York. It is understood that the interest charge made to the undersigned’s account at the close of a charge period will be added to the opening balance for the next charge period unless paid.

You may exchange credit information about the undersigned with others. You may request a credit report on the undersigned and upon request, you will state the name and address of the consumer reporting agency that furnished it. If you extend, update or renew the undersigned’s credit, you may request a new credit report without telling the undersigned.

PRESUMPTION OF RECEIPT OF COMMUNICATIONS

10. Communications may be sent to the undersigned at the address of the undersigned or at such other address as the undersigned may hereafter give you in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to the undersigned personally, whether actually received or not.

NO NON-INVESTMENT ADVICE

11. The undersigned acknowledges that you will not provide the undersigned with any legal, tax or accounting advice, that your employees are not authorized to give any such advice and that the undersigned will not solicit or rely upon any such advice from you or your employees whether in connection with transactions in or for any of the accounts of the undersigned or otherwise. In making legal, tax or accounting decisions with respect to transactions in or for the accounts of the undersigned or any other matter, the undersigned will consult with and rely upon its own advisors and not you.

SCOPE AND TRANSFERABILITY

12. This agreement shall cover individually and collectively all accounts which the undersigned may open or reopen with you, and shall inure to the benefit of your successors whether by merger, consolidation or otherwise, and assigns, and you may transfer the accounts of the undersigned to your successors and assigns, and this agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

EXTRAORDINARY EVENTS

13. You shall not be liable for the loss caused directly or indirectly by the government restrictions, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond your control.

REPRESENTATIONS AS TO CAPACITY TO ENTER INTO AGREEMENT

14. The undersigned, if an individual, represents that the undersigned is of full age, that unless otherwise disclosed to you in writing the undersigned is not employee of any exchange, or of any corporation of which any exchange owns a majority of the capital stock, or of a member firm or member corporation registered on any exchange or of a bank, trust company, insurance company or of any corporations, firm or individual engaged in the business of dealing either as a broker or as a principal in securities, bills of exchange, acceptances or other forms of commercial paper. The undersigned further represents that no one except the undersigned has an interest in the account or accounts of the undersigned with you.

JOINT AND SEVERAL LIABILITY

15. If the undersigned shall consist of more than one individual, their obligations under this agreement shall be joint and several. The undersigned have executed the Joint Account Agreement and made the election required therein. Pursuant to that agreement, you may, but are not required to, accept instructions from either joint party.

OPTION TRANSACTIONS

16. If at any time the undersigned shall enter into any transaction for the purchase or resale of an option contract, the undersigned hereby agrees to abide by the rules of any national securities association, registered securities exchange or clearing organization applicable to the trading or option contracts and, acting alone or in concert, will not violate the position or exercise limitation rules of any such association or exchange or of the Options Clearing Corporation or other clearing organization.

SEPARABILITY

17. If any provision or condition of this agreement shall be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, such invalidity or unenforceability shall attach only to such provision or condition. The validity of the remaining provisions and conditions shall not be affected thereby and this agreement shall be carried out as if any such unenforceable provision or condition were not contained herein.

HEADINGS AND DESCRIPTIVE

18. The heading of each provision hereof is for descriptive purposes only and shall not be deemed to modify or qualify any of the rights or obligations set forth in each such provision.

ARBITRATION DISCLOSURES

19.

•	ARBITRATION IS FINAL AND BINDING ON THE PARTIES

•	THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

•	PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

•	THE ARBITRATORS’ AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY’S RIGHT TO APPEAL OR SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

•	THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OR ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.
AGREEMENT TO ARBITRATE CONTROVERSIES

20. IT IS AGREED THAT ANY CONTROVERSY BETWEEN US ARISING OUT OF YOUR BUSINESS OR THIS AGREEMENT, SHALL BE SUBMITTED TO ARBITRATION CONDUCTED BEFORE THE NEW YORK STOCK EXCHANGE, INC. OR ANY OTHER NATIONAL SECURITIES EXCHANGE ON WHICH A TRANSACTION GIVING RISE TO THE CLAIM TOOK PLACE (AND ONLY BEFORE SUCH EXCHANGE) OR NASD REGULATION, INC., AS THE UNDERSIGNED MAY ELECT AND IN ACCORDANCE WITH THE RULES OBTAINING OF THE SELECTED ORGANIZATION. ARBITRATION MUST BE COMMENCED BY SERVICE UPON THE OTHER PARTY OF A WRITTEN DEMAND FOR ARBITRATION OR A WRITTEN NOTICE OF INTENTION TO ARBITRATE, THEREIN ELECTING THE ARBITRATION TRIBUNAL. IN THE EVENT THE UNDERSIGNED DOES NOT MAKE SUCH ELECTION WITHIFIVE (5) DAYS OF SUCH DEMAND OR NOTICE, THEN THE UNDERSIGNED AUTHORIZES YOU TO DO SO ON BEHALF OF THE UNDERSIGNED.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; OR WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL; (I) THE CLASS CERTIFICATION IS DENIED; OR (II) THE CLASS IS DECERTIFIED; OR (III) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT, SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN. THE LAWS OF THE STATE OF NEW YORK GOVERN

21. THIS AGREEMENT AND ITS ENFORCEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAWS PROVISIONS.

LOAN CONSENT

22. BY SIGNING THIS AGREEMENT, THE UNDERSIGNED ACKNOWLEDGES THAT SECURITIES NOT FULLY PAID FOR BY THE UNDERSIGNED MAY BE LOANED TO YOU OR LOANED OUT TO OTHERS. THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE IN PARAGRAPHS 19 AND 20 ON THIS PAGE. I ACKNOWLEDGE RECEIVING A COPY OF THIS AGREEMENT.

GENERAL TERMS AND CONDITIONS

23. THIS BROKERAGE ACCOUNT IS A SELF-DIRECTED NON-DISCRETIONARY BROKERAGE ACCOUNT. YOU, AS THE CLIENT, ARE RESPONSIBLE FOR ALL INVESTMENT DECISIONS, INCLUDING WHETHER TO MAKE PURCHASES OR SALES OF SECURITIES, AND FOR COMMUNICATING THOSE INSTRUCTIONS TO THE APPROPRIATE PERSONNEL AT CSFB.

Tax Certification: Under penalties of perjury, I certify that:

1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions: You must cross out item 2 above if you had been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

For U.S. Payees Exempt from Backup Withholding, please select EXEMPT here:

___________________________

BY SIGNING BELOW, I CONFIRM THAT THE PERSONAL INFORMATION PROVIDED ON PAGES FIVE THROUGH SEVEN OF THIS DOCUMENT IS COMPLETE AND ACCURATE, ACKNOWLEDGE AND AGREE TO THE TERMS AND CONDITIONS OF THE CUSTOMER AGREEMENT AT PAGES TEN THROUGH THIRTEEN, AND CONFIRM THE ACCURACY OF THE TAX CERTIFICATION AT PAGE THIRTEEN.

I ACCEPT THE STATED TERMS AND CONDITIONS OF THE AGREEMENT.

(For joint accounts, both parties must sign below.)

Date	Print Name	Signature

Date	Print Name	Signature

DO NOT COMPLETE BELOW THIS LINE-FOR OFFICE USE ONLY

Is PCS Advisor registered in state of customer’s residence?		Transfer instructions:

Yes	No	Hold in Street Name Transfer & Ship to Client

ADVISOR SIGNATURE	ADVISOR #	DATE

BRANCH MANAGER SIGNATURE	DATE

INDICATION OF INTEREST FORM

PLEASE ANSWER IN THE SPACES PROVIDED

(Please print or type)

Name:

Second Party If Joint Account:

Indication of Interest:

I am interested in purchasing shares of Common Stock of TRX, Inc. Although I understand that the price is subject to change at any time prior to effectiveness of the registration statement, the expected price range is $<From Amount>.00 to $<To Amount>.00. The total number of shares I wish to purchase is

(subject to a minimum of 100 shares and <50> share increments thereafter).

I acknowledge that:

1.	I have received my copy of the preliminary prospectus dated <Insert Prospectus Date>, relating to this offering. I have not received or relied upon any investment advice from Credit Suisse First Boston LLC and my decision to invest in these securities was made independently, based upon my own investment analysis and determination that the purchase is suitable for me based upon my financial situation, investment objectives and risk tolerance.

2.	I AM NOT ASSURED OF OBTAINING ANY OR ALL OF THE NUMBER OF SHARES REQUESTED, AND I UNDERSTAND THAT IF ANY SHARES ARE ALLOCATED TO ME, I WILL BE NOTIFIED OF THE NUMBER OF SUCH SHARES.

3.	I MUST CONFIRM MY INDICATION OF INTEREST TO PURCHASE ANY SHARES THAT MAY BE ALLOCATED TO ME BY 8:00 A.M. E.D.T. ON THE MORNING FOLLOWING PRICING.

Signature(s):		Date:

Date:
(joint signature, if applicable)

No offer to buy Stock can be accepted and no part of the purchase price can be received by CSFB until the registration statement relating to the Stock has been declared effective by the Securities and Exchange Commission. Any offer you extend to buy the Stock may be withdrawn or revoked by you, without obligation or commitment of any kind, at any time prior to notice of CSFB’s acceptance of your offer after the pricing date. Your expression of interest in purchasing shares in this IPO is not binding on you or CSFB until you confirm your intention to purchase the Stock allocated to you by the Company. Similarly, your expression of interest does not ensure that you will receive an allocation of shares.

IF YOU ARE INTERESTED IN PURCHASING SHARES, YOU MUST COMPLETE ALL PARTS OF

THIS FORM AND RETURN IT SO THAT IT IS RECEIVED BY JOHN MENDICINO NO LATER THAN

5:00 P.M. (EASTERN DAYLIGHT TIME) ON JULY 25, 2005.

CSFB Directed Share Program

Frequently Asked Questions

GENERAL

1.	How late will the PCS Advisor contact me on the night of pricing?

The PCS Advisor will contact you as soon as the offering is priced, but if pricing occurs in the evening, you might be contacted as late as 11:00pm (local time).

2.	When will I receive my account number?

If your account documentation is complete, you will receive your account number on the night of pricing, which is normally the day prior to the IPO date. Please remember to place your account number on all correspondence, including your check.

3.	Can I change my Indication of Interest (IOI)?

Yes, the deadline for changing your indication of interest is the night of pricing. Please contact your CSFB Advisor for more complete instructions.

4.	When will I be contacted regarding the final price and the number of shares allocated to me?

You will be contacted the night of pricing, and at that time will be informed of the final share price, the number of shares allocated to you, and your account number. However, you will not receive the shares into your account until you provide CSFB with either verbal or written confirmation of your Indication of Interest. If we do not receive verbal or written confirmation from you, you will be deemed to have declined the offer, and you will receive no shares.

5.	Will I be able to get more shares than my allocation?

It is improbable that a client will ever receive more shares than the allocation notice advises.

6.	Can I transfer shares to another brokerage firm once I have paid for my allocation?

Yes, shares purchased through this program may be transferred to another financial institution. The transfer process will take several business days to complete. To initiate a transfer, you must fax a signed Letter of Authorization

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(LOA) outlining the details of the request to John Mendicino at (404) 962-4220. The LOA should include the following information in addition to your name, signature, and account number:

The name and number of shares to be transferred,

The name of the receiving financial institution,

The DTC Number of the receiving firm,

The name of the receiving account,

The number of the receiving account, and

The name and phone number of your contact at the receiving firm.

There is a $50.00 fee charged if you decide to transfer out your shares through any automated customer account transfer (“ACAT”). However, should you decide to have your shares shipped to you in certificate form to your address of record via Federal Express, there are no transfer fees.

7.	What is the enclosed prospectus?

The prospectus is a detailed description of the stock offering. This document contains pertinent information, required by law, to assist you making an investment decision. No decision to invest should be made without a thorough review of the prospectus.

PAYMENT AND FEES

8.	How do I wire money to CSFB?

Please use the following wire instructions:

The Bank of New York

New York, NY

ABA #021-000018

Acct: Pershing LLC

Acct #890-051238-5

For Further Credit to: (The title of your CSFB account/your name goes here)

For Further Credit to Account number: (Your CSFB Account number here)

•	Payment must be remitted in the form of a check or wire from an account in the name of the participant only. Please note that CSFB LLC does not accept third party payments. A transaction confirmation fee of $5.00 will be charged to you and must be included along with your wire.

9.	Where do I send my check?

Please make checks payable to “Pershing LLC,” include your account number on all checks, and send checks to:

CSFB Private Client Services

Central Operations Manager

Eleven Madison Avenue, 7th Floor

New York, NY 10010-3629

(800) 214-3591

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•	A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment.

•	We strongly suggest that clients overnight their checks.

•	We do NOT accept cashier’s checks, money orders, or third party checks.

•	Out-of-state personal checks may take up to 7 business days to clear the banking system. Until they clear, sale proceeds cannot be remitted.

10.	When do I send my check or money wire?

We must receive payment within three (3) business days following the IPO date. A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment. Payment must be in U.S. Dollars. After this date, CSFB may charge interest for the debit balance on your account whether you have already sold shares or not.

11.	What is the fee for CSFB to wire funds to me?

$25

12.	What is the minimum amount CSFB can wire to me?

$10,000

13.	What is the fee for over-nighting a check to me?

$12

14.	Do you accept credit cards?

No.

15.	Can I pay for my shares from the proceeds of a sale of the shares?

NO. “Free-riding” – when a client buys and sells securities without paying for them – is a violation of SEC regulations.

16.	How much money do I owe CSFB?

The amount due can be calculated by multiplying the final number of shares allocated to you by the final price per share in addition to the transaction confirmation fee of $5.00.

SELLING SHARES

17.	How do I sell my shares?

An order can only be executed by a registered representative upon receipt of the client’s instructions to sell or buy. Instructions must be given by telephone. We do NOT accept orders via e-mail, fax, or voicemail.

John Mendicino – (404) 897-3335.

Miles Pollard – (404) 897-3306.

Wil Glassgow – (404) 897-3009.

All orders entered, both market and limit, are good for the day unless otherwise specified by the client.

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18.	What is a “market order?”

A market order is an order to buy or sell a stated amount of a security at the current market price.

19.	What is a “limit order?”

A limit order is an order to buy or sell a stated amount of a security at a specified price. A sell limit order can only be executed at the limit price or higher.

20.	What is a “GTC” order?

A “GTC” order is a “Good ‘Til Cancelled” order. It is an order to buy or sell a security at a specific or limit price that lasts until the order is completed or cancelled.

ACCOUNT FORMS

21. What is a W-9?

A W-9 is a form required by the IRS for U.S. persons (including resident aliens) to provide their tax identification number to reporting entities such as broker-dealers. Foreign persons must complete the W-8 form.

22.	What is the difference between “Joint Tenants in Common” versus “Joint Tenants with Rights of Survivorship?”

Under “Joint Tenants with Rights of Survivorship” (JTWROS), if one of the joint owners dies, his or her interest passes to the surviving owner(s). Under “Tenants in Common,” if one of the joint owners dies, a portion of the account passes to his or her estate.

4

JOINT ACCOUNT AGREEMENT

In consideration of your accepting and carrying for the undersigned a joint account introduced to you by undersigned’s broker, the undersigned jointly and severally agree that each of them shall have authority on behalf of the joint account to buy, sell (including short sales) and otherwise deal in through you as brokers, stocks, bonds and other securities and commodities, and options to buy or sell said securities, whether covered or uncovered, on margin or otherwise; to receive on behalf of the joint account demands, notices, confirmations, reports, statements of account and communications of every kind to receive on behalf of the joint account money, securities and property of every kind and to dispose of same; to make on behalf of the joint account agreements relating to any of the foregoing matters and to terminate or modify the same or waive any of the provisions thereof; and generally to deal with you on behalf of the joint account as fully and completely as if he or she alone were interested in said account, all without notice to the other or others interested in said account. You are authorized but not required to follow the instructions of any of the undersigned in every respect concerning the said joint account with you and to make deliveries to any of the undersigned, or upon his or her instructions, of any or all securities in said joint account, and to make payments to any of the undersigned, or upon his or her order, of any or all monies at any time or from time to time in the said joint account as he or she may order and direct, even if such deliveries and/or payments shall be made to him or her personally, and not for the joint account of the undersigned. You are authorized, but not required to accept the signature of any of the undersigned as proper execution of any documents or agreements in connection with the account. In the event of any such deliveries of securities or payments of monies to any of the undersigned as aforesaid, you shall be under no duty or obligation to inquire into the purpose or propriety of any such demand for delivery of securities or payment of monies, and you shall not be bound to see to the application or disposition of the said securities and/or monies so delivered or paid to all of the undersigned or upon his or her order. The authority hereby conferred shall remain in force until written notice of the revocation addressed to you is delivered and received at your main office. You may. at your discretion, require the signature of any number or all of the undersigned prior to and as a condition to undertaking any action in the account.

The liability of the undersigned with respect to said account shall be a joint and several. The undersigned further agree jointly and severally that all property you may at any time be holding or carrying for any one or more of the undersigned shall be subject to a lien in your favor for the discharge of the obligations of the joint account to you. such lien to be in addition to and not in substitution of the rights and remedies you otherwise would have.

It is further agreed that in the event of the death of either or any of the undersigned. the survivor or survivors shall immediately give you written notice thereof, and you may before or after receiving such notice, take such proceeding, require such paper and inheritance or estate tax waivers, retain such portion of and/or restrict transactions in the account as you may, deem advisable to protect you against any tax liability, penalty or loss under any present or future laws or otherwise. The estate of any of the undersigned who shall have died shall be liable and each survivor shall continue to be liable jointly and severally, to you for any net debit balance or loss in said account in any way resulting from transactions initiated prior or subsequent to the receipt by you of the written notice of the death of the decedent or incurred in the liquidation of the account or the adjustment of the interests of the respective parties.

*	(a) It is the express intention of the undersigned to create an estate or account as joint tenants with rights of survivorship and not as tenants in common. In the event of the death of either of the undersigned, the entire interest in the joint account shall be vested in the survivor or survivors on the same terms and conditions as theretofore held, without in any manner releasing the decedent’s estate from the liability provided for the next preceding paragraph.

*	(b) In the event of the death of either or any of the undersigned the interests in the account as of the close of business on the date of the death of the decedent (or on the next following business day if the date of the death is not a business day), shall be as follows:

	or his or her estate	%
Name of Participant
	or his or her estate	%
Name of Participant
	or his or her estate	%
Name of Participant

but any taxes, costs, expenses or other charges becoming a lien against or being payable out of the account as the result of the death of the decedent, or through the exercise by his or her estate or representatives of any rights in the account shall, so far as possible, be deducted from the interest of the estate of such decedent. This provision shall not release the decedent’s estate from the liability provided for in the paragraph next preceding “(a)” above.

The undersigned request you to open the joint account under the following designation:

Subject to the provisions hereof, all notices or communications for the undersigned in respect of the joint account are to be directed to

Name

Address

City

State	Zip

Each of the undersigned has signed the Customer Agreement and Loan Consent which are intended to cover, in addition to the provisions hereof, the terms upon which the joint account is to be carried

Dated		Very truly yours,

(City) (State)

*	Strike out paragraph (a) or (b) whichever is inapplicable, and if paragraph (b) is retained, fill in the names and percentage amounts of the interests of the respective parties.

Form W-8BEN (Rev. December 2000) Department of the Treasury Internal Revenue Service

Certificate of Foreign Status of Beneficial Owner

for United States Tax Withholding

➢ Section references are to the Internal Revenue Code. ➢ See separate instructions.

➢ Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

Do not use this form for:	Instead, use Form:

• A U.S. citizen or other U.S. person, including a resident alien individual	W-9

• A person claiming an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States	W-8ECI

• A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY

•      A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501 (c), 892, 895, or 1443(b) (see instructions)

W-8ECI or W-8EXP

Note: These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.

• A person acting as an intermediary	W-8IMY

Note: See instructions for additional exceptions.

Part I     Identification of Beneficial Owner (See instructions.)

1	Name of individual or organization that is the beneficial owner	2 Country of incorporation or organization

3	Type of beneficial owner:	☐	Individual	☐	Corporation	☐	Disregarded entity	☐	Partnership	☐	Simple trust
	☐ Grantor trust	☐	Complex trust	☐	Estate	☐	Government	☐	International organization
	☐ Central bank of issue	☐	Tax-exempt organization	☐	Private foundation

4	Permanent residence address (street, apt. or suite no., or rural route). Do not use a P.O. box or in-care-of address.

	City or town, state or province. Include postal code where appropriate.	Country (do not abbreviate)

5	Mailing address (if different from above)

	City or town, state or province. Include postal code where appropriate.	Country (do not abbreviate)

6	U.S. taxpayer identification number, if required (see instructions) ☐ SSN or ITIN ☐ EIN	7 Foreign tax identifying number, if any (optional)

8	Reference number(s) (see instructions)

Part II     Claim of Tax Treaty Benefits (if applicable)

9	I certify that (check all that apply):

a ☐	The beneficial owner is a resident of ___________ within the meaning of the income tax treaty between the United States and that country.

b ☐	If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c ☐	The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d ☐	The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e ☐	The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10

Special rates and conditions (if applicable—see instructions): The beneficial owner is claiming the provisions of Article ______ of the treaty identified on line 9a above to claim a _________% rate of withholding on (specify type of income):._____

Explain the reasons the beneficial owner meets the terms of the treaty article:________________________________________

______________________________________________________________________________________________________

Part III     Notional Principal Contracts

11 ☐	I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV     Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

•	I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,

•	The beneficial owner is not a U.S. person,

•	The income to which this form relates is not effectively connected with the conduct of a trade or business in the United States or is effectively connected but is not subject to tax under an income tax treaty, and

•	For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here
	Signature of beneficial owner (or individual authorized to sign for beneficial owner)	Date (MM-DD-YYYY)	Capacity in which acting

For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 25047Z	Form W-8BEN (Rev. 12-2000)

COMPANY NAME AND ADDRESS LETTERHEAD

July 18, 2005

(Or date Preliminary Prospectus prints)

Dear Certain Employees, Directors and Related Person to TRX, Inc.:

On (Date of S-1 Filing), TRX, Inc. filed a registration statement with the Securities and Exchange Commission relating to its planned initial public offering, or IPO. As part of the IPO, a portion of                      common shares will be offered to you through a directed share program, or DSP.

The purchase price to you will be the same as the IPO price to the public and is currently estimated in the registration statement to be between $             and $             per share (although the final IPO price may be higher or lower).

Participants in the directed share program must purchase a minimum of 100 common shares per account (increasing in increments of 50 common shares thereafter).

Should you wish to participate in the DSP, please fill out the attached form and return it by mail or fax, or contact the following person no later than end of business on Thursday, July 21, 2005:

(PCS Advisor)

Private Client Services

Credit Suisse First Boston LLC

(PCS office address)

Tel: (000) 000-0000

Fax: (000) 000-0000

Email: advisor@csfb.com

This offering of shares is being made by TRX, Inc. as a private placement under local securities laws and will not be offered to the public in your jurisdiction. Credit Suisse First Boston, LLC will be acting as a facilitator in connection with the DSP and will be handling all related administrative matters. Credit Suisse First Boston, LLC is not in any way offering to sell, or soliciting offers to buy, shares of TRX, Inc.

Sincerely,

TRX, Inc.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                , 2004

(PCS Advisor)

Private Client Services

Credit Suisse First Boston LLC

(PCS office address)

Fax: (000) 000-0000

Dear Sir:

I am writing to express my interest in taking part in the directed share program, or DSP, being offered by TRX, Inc.

Please send me additional information on the DSP at the following address:

Name:

Business Address:

Business Phone #:

Business Fax #:

Business Email:

Home Address:

Home Phone #:

Cell Phone #:

Home Fax #:

Home Email:

By signing this letter I understand that I am providing information to Credit Suisse First Boston LLC, and agree that CSFB shall be entitled to use this information, disclose this information to other CSFB group companies, and to transfer this personal information to countries outside the European Economic Area, to the extent necessary in order to process this application and, if applicable, to issue shares to me.

Sincerely,

NEW ACCOUNT FORM

In order for your account to be opened promptly and accurately, provide the information requested on the form as outlined in the instructions below.

I.	ACCOUNT TYPE (Check all that apply)

Cash—Indicates that you will be paying for transactions in full by settlement date.

Margin—Indicates that you wish to trade with margin privileges, subject to margin requirements. This account type requires a signed Margin Agreement.

Option—Indicates that you wish to trade options. This account type requires a signed Option Agreement.

ProCash Plus™—Indicates that you wish to link your investment, check writing, and MasterCard® services, and organize all of your account activity in one statement. This account type also requires a signed ProCash Plus Application.

Retirement Account—This account type requires a Retirement Account Application for accounts in which Pershing LLC is custodian.

II.	ACCOUNT REGISTRATION (Check one)

Additional documentation may be required to open these account types. Contact your investment professional for more information.

III.	ACCOUNT TITLE AND CONTACT INFORMATION

This MUST be completed in order to establish the account.

IV.	ACCOUNT ADDRESS AND AUTHORITY

The legal address MUST be a street address. A post office box is not acceptable for a legal address. A legal address is the account holder’s permanent residence address. For those accounts opened for nonresident aliens and foreign entities, the legal address must be the same as the permanent residence address listed on IRS Form W-8BEN or W-8IMY.

V.	U.S. TAXPAYER INFORMATION AND CERTIFICATION

U.S. persons must sign the U.S. taxpayer certification built into the new account form. For custodial accounts, use the Social Security Number of the minor. If you are a nonresident alien or foreign entity, you should not sign the tax certification included in this form, and instead submit an IRS Form W-8BEN or W-8IMY with this application. Nonresident alien joint accounts require IRS Form W-8BEN for each account holder. The account holder’s country of permanent residence is the country where the account holder claims to be a resident for purposes of that country’s income tax. If a reduced rate of withholding is being claimed under an income tax treaty, residency must be determined in the manner required by the treaty. If the account holder does not have a tax residence in any country, the permanent residence is where the account holder normally resides (or maintains an office for accounts not owned by individuals).

VI.	ACCOUNT INVESTMENT OBJECTIVES

Capital Preservation—You seek to maintain your principal by investing in securities which have historically demonstrated a low degree of risk of loss of principal value.

Income—You seek income by investing in securities which generate interest or dividends and have historically demonstrated a low degree of risk of loss of principal value.

Aggressive Income—You seek high income by investing in securities which generate interest or dividends and have historically demonstrated a moderate to high degree of risk of loss of principal value.

Growth—You seek to increase your principal by investing in securities which may not generate interest or dividends and have historically demonstrated a moderate degree of risk of loss of principal value from interest or dividends.

Speculation—You seek to significantly increase your principal by investing in securities which have historically demonstrated a high degree of risk of loss of principal value.

VII.	FINANCIAL AND EMPLOYMENT INFORMATION

You must provide annual income and net worth in the same manner. For instance, if the account is a joint account, and you are providing a combined annual income, you must also provide a combined net worth.

VIII.	IDENTIFICATION INFORMATION

This information is required by the USA PATRIOT Act and should be provided for all persons who own or control the account. The information you provide in this form will be used to perform a credit check and verify your identity. Attach a separate sheet if needed.

IX.	TRANSACTION PROCESSING

Check the appropriate boxes to tell us how your proceeds, dividends, interest, or securities should be handled.

X.	INTERESTED PARTIES

If you would like to add an interested party to your account, provide their contact information in this section. Check if you would like them to receive statements and confirmations.

XI.	ADDITIONAL INFORMATION

Use this section to provide additional information about your account.

XII.	SIGNATURES

Sign and date the form. All owners of a joint account must sign at bottom. Only joint owner whose Social Security Number or Tax Identification Number is used should sign the Taxpayer Certification section of form. For a custodial account, only the custodian needs to sign.

ACCOUNT CATEGORY CODES (For office use only)

BKCL	Bank Collateral Account	DLJS	Pershing LLC SEP IRA	IAPA	Investment Advisor/Partnership	NPRO	Nonprofit Organization

CLUB	Investment Club	ESTT	Estate	IAPP	Investment Advisor/Corporate Pension/ Profit Sharing	PART	Partnership
CIWA	Customer Information Worksheet	EXMP	Exempt Organization			POBL	PO Box Legal Address

COD	Receive/Deliver Versus Payment	FINL	Financial Institution	IAPW	Investment Advisor/Power of Attorney	POBX	PO Box

PO BO	Noncorporate Account	GOVT	Government Entity/Agency	IART	Investment Advisor/Retirement Account	PWRA	Power of Attorney
CORP	Corporation	GRDN	Guardian/Conservatorship			RETC	Third Party as Custodian SIMPLEIRA

CPPS	Corporate Pension or Profit Sharing Plan	IACP	Investment Advisor/Corporation	IASP	Investment Advisor/ Sole Proprietor	RETE	Third Party as Custodian ERISA
		IACU	Investment Advisor/Custodian				Account

CUST	Custodian	IAES	Investment Advisor/Estate	IATI	Investment Advisor/Transfer on Death Individual	RETI	Third Party as Custodian
DLJC	Pershing LLC SIMPLE Retirement Account	IAGU	Investment Advisor/Guardian			RETP	Third Party as Custodian SEP Prototype
		IAGV	Investment Advisor/ Government Agency	IATJ	Investment Advisor/Transfer on Death Joint	RETQ	Third Party as Custodian QRP
DLJI	Pershing LLC Individual Retirement Account (IRA)					RETR	Third Party as Custodian ROTH IRA
		IAIN	Investment Advisor/Individual	IATR	Investment Advisor/Trust	RETS	Third Party as Custodian

DLJP	Pershing LLC SARSEP and SEP Prototype	IAJT	Investment Advisor/Joint	INDV	Individual		SARSEP and SEP
		IANP	Investment Advisor/Nonprofit Organization	INVA	Investment Advisor/Managed Account	SOLE	Sole Proprietorship
DLJQ	Pershing LLC Qualified Retirement Plan (QRP)			JNTN	Joint	TODI	Transfer on Death Individual
				LLC	Limited Liability Corporation	TODJ	Transfer on Death Joint

						TRST	Trust

ACCOUNT NUMBER:	—

NEW ACCOUNT FORM

For office use only:	ACCOUNT NUMBER:	—	RR:	ACCOUNT CATEGORY
	MASTER CLIENT MNEMONIC		PAY CODE	SHORT NAME

I.	ACCOUNT TYPE (Check all that apply)

☐ CASH	☐ MARGIN	☐ OPTION	☐ PROCASH PLUSTM	☐ RETIREMENT ACCOUNT	☐ COD (Institutional Instructions Below)

INST ID#	AGENT BANK #	DTC#	INTERNAL ACCOUNT #	ABA ROUTING #

IP#1 ID#	INTERNAL A/C#	IP#2 ID#	INTERNAL A/C#	Prime Brokerage ☐ yes ☐ no	ALERT Mnemonic

II.	ACCOUNT REGISTRATION (Check one)
*Additional documentation may be required to open these account types. Contact your Advisor for more information.

☐ INDIVIDUAL	☐ CORPS. PTNRSHIPS & OTHER NON - ID A/C	______________________________________________
Name(s) and Title(s) of Person(s) Authorized to Enter Orders
☐ ESTATE*	Number Appointed: _________________________

Person or Entity Appointed to Act on Behalf of the Account:		☐ Administrator	☐ Personal Representative	☐ Executor

☐ TRUST*	Establishment Date: _________________________

Trust Type:	☐ Family	☐ Irrevocable	☐ Living	☐ Revocable	☐ Testamentary

Trustees:

Beneficiaries:

☐ POWER OF ATTORNEY*

Name:

☐ CUSTODIAN FOR MINOR*

Date of Gift: _____________ State in Which Gift Was Made: _____________ Minor’s Date of Birth: _____________

Manner in Which the Gift Was Made:	☐ Trust	☐ Will	☐ Created by Gift	☐ Exercise by Appointment	☐ Transfer by Fiduciary or Obligor

Age Designated to Terminate: ____ CHECK ONE: ☐ Uniform Gift to Minors Act ☐ Uniform Transfer to Minors Act

☐ PARTNERSHIP*	☐ FINANCIAL INSTITUTION*	☐ NONPROFIT ORGANIZATION*	☐ SOLE PROPRIETORSHIP*	☐ NONCORPORATE*

☐ JOINT TENANT ACCOUNT*		Number of Tenants: ____________________

Married:	☐ Yes	☐ No	☐ Tenancy State: _________________

Tenancy Clause:	☐ Joint Tenants with Right of Survivorship	☐ Tenants in Common	☐ Tenants by Entirety	☐ Community Property

☐ Community Property with Right of Survivorship ☐ Usufruct

☐ CORPORATE PENSION/PROFIT SHARING PLAN*

Plan Name:

Trustees:

Beneficiaries:

☐ TRANSFER ON DEATH JOINT*		Agreement Execution Date: ____________________

Married:	☐ Yes	☐ No	☐ Tenancy State: _________________

Tenancy Clause:	☐ Joint Tenants with Right of Survivorship	☐ Tenants in Common	☐ Tenants by Entirety	☐ Community Property

☐ Community Property with Right of Survivorship ☐ Usufruct

☐ TRANSFER ON DEATH INDIVIDUAL*		Agreement Execution Date: ____________________

☐ IRA—3RD PARTY*	☐ INVESTMENT CLUB*	☐ CORPORATION*	☐ GOVERNMENT ENTITY/AGENCY*	☐ GUARDIANSHIP*	☐ CONSERVA -TOR- SHIP*

☐ BANK COLLATERAL*	☐ EXEMPT ORGANIZATION*	☐ MAILING ADDRESS	☐ MAILING ADDRESS

III.	ACCOUNT TITLE AND CONTACT INFORMATION (MAILING ADDRESS)

ACCOUNT TITLE:

MAILING ADDRESS:	CITY:	STATE:

NOTE: If mailing address is a PO Box, Care of Address or other alternative address, an alternative mailing address instruction and consent form is required

PROVINCE/COUNTY/SUBDIVISION:	COUNTRY: STATE:

TELEPHONE NUMBER: (Day) (Evening) E-MAIL: (Fax):

IV.	ACCOUNT ADDRESS AND AUTHORITY

LEGAL ADDRESS (Your permanent residence address) IF IT IS DIFFERENT FROM YOUR MAILING ADDRESS

ADDRESS: CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

ACCOUNT NUMBER:	—

JOINT ACCOUNT HOLDER’S LEGAL ADDRESS (Your permanent residence address)

ADDRESS:	CITY:	STATE:

PROVINCE/COUNTY/SUBDIVISION:	COUNTRY:	ZIP/POSTAL CODE:

TELEPHONE NUMBER:( Day)	(Evening)	(Fax)	E-MAIL:

STATE IN WHICH THE ACCOUNT IS ESTABLISHED:                      Will you be giving discretion over this account to another person?     ☐ Yes ☐ No

If yes, what is the person’s name and relationship to you: ____________________________________________________________

If an account owner has given discretion to another over this account, has a power of attorney or other form been submitted?	☐ Yes	☐ No

If the account is established for a trust, corporation, estate or other entity, has a certificate of trust, corporate resolution, letter of appointment, or other appropriate documentation establishing and delegating authority been submitted?	☐ Yes	☐ No

V.	U.S. TAXPAYER INFORMATION AND CERTIFICATION

SOCIAL SECURITY NUMBER:	–	or	TAXPAYER IDENTIFICATION NUMBER:	–

COUNTRY OF CITIZENSHIP:		COUNTRY OF PERMANENT RESIDENCE:

JOINT ACCOUNT HOLDER’S SOCIAL SECURITY NUMBER:	–	or	TAXPAYER IDENTIFICATION NUMBER:	–

COUNTRY OF CITIZENSHIP:		COUNTRY OF PERMANENT RESIDENCE:

PLEASE CERTIFY YOUR SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER HERE (This section is not to be used by nonresident aliens and foreign entities)

Taxpayer Certification: Under penalties of perjury, I certify that: (1) the number shown on this form is my correct Social Security Number or Taxpayer Identification Number (or I am waiting for a number to be issued to me); (2) I am not subject to backup withholding because (a) I am exempt from backup withholding or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. person (including a U.S. resident alien).

NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For accounts exempt from backup withholding (if you are unsure, ask us for a complete set of IRS instructions), write the word “Exempt” here:

If this is a joint account, the Social Security Number of the account owner who is named FIRST in the account title MUST be used.

SIGNATURE:	DATE:

VI.	ACCOUNT INVESTMENT OBJECTIVES

ACCOUNT INVESTMENT OBJECTIVES: (Check one)	☐ Capital Preservation	☐ Income	☐	Aggressive Income	☐	Growth	☐ Speculation

VII.	FINANCIAL AND EMPLOYMENT INFORMATION

FIRST NAMED ACCOUNT HOLDER

NAME:	DATE OF BIRTH:

YEARS OF INVESTMENT EXPERIENCE:	ANNUAL INCOME: (Provide a range) $ TO $

NOTE: May be aggregated with other joint tenants, check box if aggregated ☐

LIQUID NET WORTH EXCLUDING YOUR HOME: (Provide a range) $ TO $

NOTE: May be aggregated with other joint tenants, check box if aggregated ☐

SOURCE OF WEALTH:	SOURCE OF FUNDS FOR THIS ACCOUNT:

EMPLOYMENT STATUS: ☐ EMPL—Employed ☐ SEMP—Self Employed ☐ RETD—Retired ☐ UEMP—Unemployed ☐ HOME—Homemaker ☐ STDT—Student

OCCUPATION:	YEARS EMPLOYED:		TYPE OF BUSINESS:

EMPLOYER’S NAME:

EMPLOYER’S ADDRESS:		CITY:	STATE:

PROVINCE/COUNTY/SUBDIVISION:		COUNTRY:	ZIP/POSTAL CODE:

NUMBER OF DEPENDENTS: EFFECTIVE TAX STATUS (Choose a tax bracket): ☐ LWTB—0-15% ☐ MDTB—15.1%-32% ☐ HITB—32.1%-50% ☐ TPTB—50.1%+

ARE YOU AN EMPLOYEE OF THIS FINANCIAL INSTITUTION?	☐ YES	☐ NO

ARE YOU RELATED TO AN EMPLOYEE OF THIS FINANCIAL INSTITUTION?	☐ YES	☐ NO

If yes, give the name of the employee and the relationship to you:

ARE YOU AN EMPLOYEE OF ANOTHER FINANCIAL INSTITUTION?	☐ YES	☐ NO

If yes,give the name of the financial institution:

ARE YOU RELATED TO AN EMPLOYEE AT ANOTHER FINANCIAL INSTITUTION?	☐ YES	☐ NO

If yes, give the name of the financial institution, the name of the employee, and the relationship to you:

ACCOUNT NUMBER:	—

DO YOU HAVE OTHER BROKERAGE ACCOUNTS? ☐ YES ☐ NO

If yes, what firm(s)?

ARE YOU OR ANY MEMBER OF YOUR IMMEDIATE FAMILY AFFILIATED WITH OR EMPLOYED BY A MEMBER OF A STOCK EXCHANGE OR THE NASD Inc.

(Employer authorization is required to open this account.) ☐ YES ☐ NO

If yes, what is the affiliation?

ARE YOU A SENIOR OFFICER OR DIRECTOR OF A FINANCIAL INSTITUTION? ☐ YES ☐ NO

If yes, what financial institution?

ARE YOU SENIOR OFFICER, DIRECTOR, OR 10% SHAREHOLDER OF A PUBLIC COMPANY? ☐ YES ☐ NO

If yes, what company?

SECOND NAMED ACCOUNT HOLDER

NAME:	DATE OF BIRTH:

YEARS OF INVESTMENT EXPERIENCE:	ANNUAL INCOME: (Provide a range) $ TO $

NOTE: Do not answer if aggregated with other joint tenants.

LIQUID NET WORTH EXCLUDING YOUR HOME: (Provide a range) $ TO $

NOTE: Do not answer if aggregated with other joint tenants.

SOURCE OF WEALTH:	SOURCE OF FUNDS FOR THIS ACCOUNT:

EMPLOYMENT STATUS: ☐ EMPL—Employed ☐ SEMP—Self Employed ☐ RETD—Retired ☐ UEMP—Unemployed ☐ HOME—Homemaker ☐ STDT—Student

OCCUPATION:	YEARS EMPLOYED: TYPE OF BUSINESS:

EMPLOYER’S NAME:

EMPLOYER’S ADDRESS:	CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION:	COUNTRY: ZIP/POSTAL CODE:

NUMBER OF DEPENDENTS: EFFECTIVE TAX STATUS (Choose a tax bracket): ☐ LWTB—0-15% ☐ MDTB—15.1%-32% ☐ HITB—32.1%-50% ☐ TPTB—50.1%+

ARE YOU AN EMPLOYEE OF THIS FINANCIAL INSTITUTION? ☐ YES ☐ NO

ARE YOU RELATED TO AN EMPLOYEE OF THIS FINANCIAL INSTITUTION? ☐ YES ☐ NO

If yes, give the name of the employee and the relationship to you:

ARE YOU AN EMPLOYEE OF ANOTHER FINANCIAL INSTITUTION? ☐ YES ☐ NO

If yes, give the name of the financial institution:

ARE YOU RELATED TO AN EMPLOYEE AT ANOTHER FINANCIAL INSTITUTION? ☐ YES ☐ NO

If yes, give the name of the financial institution, the name of the employee, and the relationship to you:

DO YOU HAVE OTHER BROKERAGE ACCOUNTS? ☐ YES ☐ NO

If yes, what firm(s)?

ARE YOU OR ANY MEMBER OF YOUR IMMEDIATE FAMILY AFFILIATED WITH OR EMPLOYED BY A MEMBER OF A STOCK EXCHANGE OR THE NASD Inc.?

(Employer authorization is required to open this account.) ☐ YES ☐ NO

If yes, what is the affiliation?

ARE YOU A SENIOR OFFICER OR DIRECTOR OF A FINANCIAL INSTITUTION? ☐ YES ☐ NO

If yes, what financial institution?

ARE YOU SENIOR OFFICER, DIRECTOR, OR 10% SHAREHOLDER OF A PUBLIC COMPANY? ☐ YES ☐ NO

If yes, what company?

VIII.	IDENTIFICATION INFORMATION (*Should be provided for all nonresident aliens, along with an IRS Form W-8BEN).

FIRST NAMED ACCOUNT HOLDER

CURRENT PASSPORT NUMBER:*	COUNTRY ISSUING PASSPORT:

GOVERNMENTAL IDENTIFICATION NUMBER:	GOVERNMENTAL IDENTIFICATION DESCRIPTION:

COUNTRY OF GOVERNMENT IDENTIFICATION:	STATE/PRIMARY SUBDIVISION OF GOVERNMENT IDENTIFICATION:

COUNTRY OF ORIGIN:

SECOND NAMED ACCOUNT HOLDER

CURRENT PASSPORT NUMBER:*	COUNTRY ISSUING PASSPORT:

GOVERNMENTAL IDENTIFICATION NUMBER:	GOVERNMENTAL IDENTIFICATION DESCRIPTION:

COUNTRY OF GOVERNMENT IDENTIFICATION:	STATE/PRIMARY SUBDIVISION OF GOVERNMENT IDENTIFICATION:

COUNTRY OF ORIGIN:

ACCOUNT NUMBER:	—

X.	TRANSACTION PROCESSING

PROCEEDS:     ☐ Remit Proceeds             ☐ Hold Proceeds in the Account             ☐ Hold and Sweep Proceeds

Name of Money Market Fund: ________________________________________________________________

DIVIDENDS/INTEREST: ☐ Hold            ☐ Remit (Indicate frequency/method/start date)

Frequency: ☐ Semimonthly       ☐ Monthly       ☐ Bi-Monthly       ☐ Quarterly       ☐ Semiannually     ☐Annually

Method                                                                                                                                    Start Date: ____________

TRANSFER INSTRUCTIONS:

☐ Hold in Street             ☐ Transfer into Customer Name and Ship             ☐ Transfer into Customer Name and Hold

PERIODIC DISTRIBUTION:

Amount ______________________________________________________________________________________

Frequency: ☐ Semimonthly       ☐ Monthly       ☐ Bi-Monthly       ☐ Quarterly       ☐ Semiannually       ☐Annually

First Payment Date: _____________________________________________________________________________

X.	INTERESTED PARTIES

FIRST INTERESTED PARTY

ACCOUNT NAME: _________________________________________________________________________________

MAILING ADDRESS: __________________________________ CITY: ______________ STATE: ________________

PROVINCE/COUNTY/SUBDIVISION: ____________________ COUNTRY: __________ ZIP/POSTAL CODE:_____

TELEPHONE NUMBER: (Day) ________________ (Evening) ________________ E-MAIL: _____________________

TYPE OF NOTIFICATION:         ☐ Statement         ☐ Confirmation

SECOND INTERESTED PARTY

ACCOUNT NAME: _________________________________________________________________________________

MAILING ADDRESS: ___________________________________ CITY: ______________ STATE: ________________

PROVINCE/COUNTY/SUBDIVISION: _____________________ COUNTRY: __________ ZIP/POSTAL CODE: _____

TELEPHONE NUMBER: (Day) ________________ (Evening) _________________ E-MAIL: ____________________

TYPE OF NOTIFICATION:         ☐ Statement         ☐ Confirmation

XI.	ADDITIONAL INFORMATION

PLEASE PROVIDE THE NAME AND ADDRESS OF YOUR PRIMARY BANK RELATIONSHIP: __________________

____________________________________________________________________________________________________

WHAT IS THE SOURCE OF FUNDS FOR THIS ACCOUNT?     ☐ Income from Employment     ☐ Investment Proceeds         ☐ Gift         ☐ Sale of Business         ☐ Insurance Proceeds         ☐ Other

DO YOU OR ANYONE WITH AN INTEREST IN THIS ACCOUNT HAVE AN IMPORTANT PUBLIC FUNCTION IN A FOREIGN COUNTRY AS AN ACTIVE OR FORMER HEAD OF STATE, MEMBER OF PARLIAMENT, IMPORTANT POLITITION OR CIVIL SERVANT IN ADMINISTRATION THE LEGAL SYSTEM, THE ARMED FORCES OR UPPERMOST BODIES OF STATE ENTERPRISES OR HAVE RECOGNIZABLE CLOSE FAMILY, PERSONAL OR BUSINESS RELATIONS WITH A PERSON OR ENITITY IN ONE? ☐ Yes ☐ No

If yes, identify the name of the official, office held, and country:

IS THIS ACCOUNT A PRIVATE BANKING ACCOUNT DEFINED UNDER THE USA PATRIOT ACT? ☐ YES ☐ NO

IS THIS AN ACCOUNT FOR A FOREIGN BANK AS DEFINED UNDER THE USA PATRIOT ACT? ☐ YES ☐ NO

ADDITIONAL INFORMATION:

XII.	SIGNATURES

Please review your information, read the Agreement on page 6 and sign below.

NOTE: This document contains a predispute arbitration clause, which appears on page 6 in paragraphs 13 and 14.

SIGNATURE: __________________________________________________ DATE: _________________________________

JOINT ACCOUNT OWNER’S SIGNATURE: ________________________ DATE: _________________________________

FOR OFFICE USE ONLY

METHOD USED TO VERIFY ID OF ACCOUNT HOLDERS:         ☐ Database Verification         ☐ In-Person Verification

☐ ACCEPTED: ADVISOR IS REGISTERED IN THE STATE OF CUSTOMER’S RESIDENCE

ADVISOR: (Print name) _______________________________________________________________________________

SIGNATURE: _____________________________________ DATE: ____________________ PHONE# _________________

MANAGER OR AUTHORIZED DESIGNEE: (Print name) ___________________________________________________

SIGNATURE: _____________________________________ DATE: ____________________ PHONE# ________________

PREPARED BY: (Print name) ___________________________________________________________________________

SIGNATURE: ______________________________________ DATE: ____________________ PHONE# ______________

ACCOUNT NUMBER	—

TO: FINANCIAL ORGANIZATION AND ITS ASSIGNS:

NEW ACCOUNT AGREEMENT

1.	PROVISIONS IN THE EVENT OF FAILURE TO PAY OR DELIVER

Whenever the undersigned does not, on or before the settlement date, pay in full for any security purchased for the account of the undersigned, or deliver any security sold for such account, you are authorized (subject to the provisions of any applicable statute, rule, or regulation):

(A)	Until payment or delivery is made in full, to pledge, repledge, hypothecate, or rehypothecate, without notice, any or all securities which you or your clearing agent may hold for the undersigned (either individually or jointly with others), separately or in common with other securities or commodities or any other property, for the sum then due or for a greater or lesser sum and without retaining in your possession and control for delivery a like amount of similar securities.

(B)	To sell any or all securities which you or your clearing agent may hold for the undersigned (either individually or jointly with others), to buy in any or all securities required to make delivery for the account of the undersigned, or to cancel any or all outstanding orders or commitments for account of the undersigned.

2.	CANCELLATION PROVISIONS

You are authorized, in your discretion, should the undersigned die or should you for any reason whatever deem it necessary for your protection, without notice, to cancel any outstanding orders in order to close out the accounts of the undersigned, in whole or in part, or to close out any the commitment made on behalf of the undersigned.

3.	GENERAL PROVISIONS

Any sale, purchase, or cancellation authorized hereby may be made according to your judgement and at your discretion on the exchange or other market where such business is then usually transacted, at public auction, or at private sale without advertising the same and without any notice, prior to tender, demand or call, and you may purchase the whole or any part of such securities free from any right of redemption, and the undersigned shall remain liable for any deficiency. It is further understood that any notice, prior to tender, demand, or call from you shall not be considered a waiver of any provision of this agreement. The undersigned shall include any person executing this agreement.

4.	SUCCESSORS

This agreement and its provisions shall be continuous, and shall inure to the benefit of your present organization, and any successor organization or assigns, and shall be binding upon the undersigned and/or the estate, executors, administrators, and assigns of the undersigned.

5.	AGE

The undersigned, if an individual, represents that he or she is of full age.

6.	INTEREST IN ACCOUNT

No one except the undersigned has an interest in any of its accounts with you unless such interest is revealed in the title of such account, and in any case, the undersigned has the interest indicated in such title.

7.	ORDERS AND STATEMENTS

Reports of the execution of orders and statements of the account of the undersigned shall be conclusive if not objected to in writing, the former within two days and the latter within ten days, after forwarding by you to the undersigned by mail or otherwise.

8.	EXTRAORDINARY EVENTS

You shall not be liable for loss or delay caused directly or indirectly by war, natural disasters, government restrictions, exchange, or market rulings, or other conditions beyond your control.

9.	FEES AND CHARGES

The undersigned agrees to the fees and charges on the fee schedule received by the undersigned. You may change the fee schedule from time to time.

10.	JOINT ACCOUNTS

If this is a joint account, unless we notify you otherwise and provide such documentation, as you require, the brokerage account(s) shall be held by us jointly with rights of survivorship (payable to either or the survivor of us). Each joint tenant irrevocably appoints the other as attorney-in-fact to take all action on his or her behalf and to represent him or her in all respects in connection with this Agreement. You shall be fully protected in acting, but shall not be required to act upon the instructions of either of us. Each of us shall be liable, jointly and individually, for any amounts due to you pursuant to this Agreement, whether incurred by either or both of us.

11.	ADDRESS

Communications may be sent to the undersigned at the current address of the undersigned which is on file at your office, or at such other address as the undersigned may hereafter give you in writing. All communications so sent, whether by mail, telegraph, messenger, or otherwise, shall be deemed given to the undersigned personally, whether actually received or not.

12.	RECORDING CONVERSATIONS

The undersigned understands and agrees that for our mutual protection you may electronically record any of our telephone conversations.

13.	ARBITRATION DISCLOSURES

•	ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

•	THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO A JURY TRIAL.

•	PREARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

•	THE ARBITRATORS’ AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY’S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

•	THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

14.	AGREEMENT TO ARBITRATE CONTROVERSIES

IT IS AGREED THAT ANY CONTROVERSY BETWEEN US ARISING OUT OF YOUR BUSINESS OR THIS AGREEMENT SHALL BE SUBMITTED TO ARBITRATION CONDUCTED BEFORE ANY NATIONAL SECURITIES EXCHANGES ON WHICH A TRANSACTION GIVING RISE TO SUCH CLAIM TOOK PLACE (AND ONLY BEFORE SUCH EXCHANGE) OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. AND IN ACCORDANCE WITH ITS RULES. ARBITRATION MUST BE COMMENCED BY SERVICE UPON THE OTHER PARTY OF A WRITTEN DEMAND FOR ARBITRATION OR A WRITTEN NOTICE OF INTENTION TO ARBITRATE.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PREDISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; OR WHO IS A MEMBER OF A PUTATIVE CLASS ACTION WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL: (I) THE CLASS CERTIFICATION IS DENIED, (II) THE CLASS ACTION IS DECERTIFIED; OR (III) THE CLIENT IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT TO THE EXTENT STATED HEREIN.

ACCOUNT NUMBER	—

Credit Suisse First Boston (Europe) Limited

Credit Suisse First Boston International

Registered office: One Cabot Square, London E14 4QJ

Authorised and regulated by the Financial Services Authority

July 2003

Terms of Business

1	Our Services

1.1	These Terms of Business (which include any documents referred to below as forming part of our Terms of Business) set out the terms on which we will provide general investment advisory and dealing services in securities. We may also provide other services if agreed between us and we may require you to enter into a separate agreement in respect of them before we do so. We are authorised and regulated by the Financial Services Authority (the “FSA”).

1.2	We may in our discretion and without giving reasons decline to accept any particular instructions or to advise you on a particular investment. If we accept your instructions, we will use our reasonable endeavours to carry them out. However, we will not be liable for any loss or expense you incur if we are unable to do so for whatever reason or if there is a delay or change in market conditions before the transaction is effected.

1.3	If you are acting as agent for someone else, we will treat you alone as our customer for the purposes of the FSA rules and you will be liable in addition to that other person in respect of any transactions we enter into with or for you.

1.4	We may rely on any communication in any form which purports to have been made, and which we reasonably believe to have been made, by you or on your behalf. You will be bound by any agreement entered into or expense incurred on your behalf in reliance on such a communication.

1.5	When we advise you we will have regard to your investment objectives and restrictions as stated on your Customer Profile. Unless any restriction is stated on the Customer Profile as to the types of designated investments in which you wish to invest, the markets on which you wish transactions to be executed or any other restrictions, we will assume that there are no such restrictions.

1.6	You may on occasion ask us to effect certain transactions on your behalf without seeking our advice as to the merits of the transaction. On these occasions we will not be responsible for advising you as to their investment merits.

1.7	In giving advice to you, we shall not be required to take into account taxation matters and you should therefore seek such tax advice as you consider appropriate from your own tax adviser. On occasions we may offer to you tax-structured products or explain our understanding of the tax consequences of investing in a particular product. Any information or explanation given relates to our own understanding of the tax consequences applying to investors of a particular class but will not in any event take into account your personal circumstances. Such information or

1.8	explanation should therefore be independently verified by your tax adviser and reviewed in the light of your particular tax position.

1.9	Where you are a private customer and we are to transact business in packaged products with you, our services will be independent and not restricted to the packaged products of one product provider or marketing group.

1.10	Notwithstanding that, as between us and the FSA, we are regulated by the FSA rules, such rules shall not be incorporated into these Terms of Business.

2	Introduction of Orders to Other Intermediaries

We may execute your orders as a principal or as agent. In addition, you hereby give us as your agent full and unrestricted authority, on such occasions as we think fit, to place your orders for execution and/or settlement with or through such other person (which may be connected with us) as we shall at our discretion select, subject to whatever terms we, as your agent, may agree with that person or as may be implied, and by which you will be bound. In particular, orders will be placed on the basis that that person will be responsible for executing the transaction, and that we will not be responsible for the execution of the order or for any default of that person in connection with the execution. Such other person may not be authorised under the Financial Services and Markets Act 2000 in which case the regulatory regime applying, including any compensation arrangements, will in some or all respects be different from that of the United Kingdom.

3	Safe Custody and Client Money Arrangements

We will not, ourselves, hold money for you or provide you with custody services. However, we may, where separately agreed, arrange for a third party to do so. Such third parties may not be authorised under the Financial Services and Markets Act 2000 in which case the regulatory regime applying, including any compensation arrangements, will in some or all respects be different from that of the United Kingdom.

4	Data Protection

You acknowledge under these Terms of Business that we, and our representatives, will receive personal information (including information regarding your financial, employment and family circumstances) in order to provide you with our services.

In relation to this personal data:

4.1	we, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International, will in accordance with these Terms of Business, be responsible for deciding the manner in which your personal information is processed;

4.2	you acknowledge that, in providing you with our services, it may be necessary for us to disclose your personal information to other members of the Credit Suisse Group or our authorised representatives or to any person holding money or providing custody services to you;

4.3	we, other members of the Credit Suisse Group and our authorised representatives, will not use your personal information for any purpose other than providing you with our services under these Terms of Business or for any related or ancillary purposes;

4.4	you acknowledge that we may be required to transfer your personal information to entities in countries outside the European Economic Area in order to provide you with our services, and you consent to such transfers provided that we shall ensure that such entities will provide at least the same level of data protection as you would receive in the United Kingdom; and

4.5	we will, at your written request, provide you with details of all personal information which we hold about you.

We will, at your written request, provide you with comprehensive details of the way in which your personal information is processed by us.

5	Payment for our Services

5.1	The commission and charges payable by you under these Terms of Business (including the basis of calculation, how they are to be paid and collected, how frequently and whether or not any other payment is receivable by us (or to our knowledge by any of our associates) in connection with any transaction executed by us, with or for you, in addition to or in lieu of any fees) will be subject to prior negotiation and agreement. You must also pay any applicable value added tax on such charges and any stamp duty, other taxes and levies or other transaction costs in respect of transactions effected with or for you.

5.2	Any charges due to us (or agents used by us) plus any applicable value added tax may be deducted from any funds held by us on your behalf.

5.3	We will disclose to you in a separate document the basis of any remuneration or commission receivable by us, or by any associate, or employee or agent in connection with any transaction we enter into with or for you. The amounts of any such remuneration will be made available on request.

6	Best Execution

Under the FSA rules, in certain circumstances we must obtain for our customers the best practicable price when we effect transactions with or for them (“best execution”). However, unless you are a “private customer” for the purposes of those rules, we will not owe a duty of best execution in any circumstances unless we have expressly agreed otherwise or the FSA rules do not permit us to contract out of such duty.

7	Agent for Group Companies

From time to time we may act as agent for an associate. Your sole counterparty to such transactions will be the associate and we will not be liable as a principal in respect of them.

8	Permitted activities; Risk Warnings

8.1	Warrants, Derivatives and other contingent liability investments

If you wish us to deal with or for you in derivative instruments or other contingent liability transactions (which includes transactions in respect of which margin may be payable), you will need to enter into a separate written agreement which will form part of these Terms of Business. Please let us know if you would like us to provide these services.

You should be aware that there are certain risks involved in transactions in warrants and derivatives. Warning notices in the form required by the FSA rules are being sent to private customers either with these Terms or separately. Private customers should sign and return a copy of the notice(s) to us or, if you are a private customer resident outside the United Kingdom and do not wish to sign it, you should confirm this fact to us either orally or in writing. Until you do so, we will not be able to make any specific investment recommendation or arrange or execute any transaction in warrants or derivatives with or for you if you are a private customer. We may, however, (if otherwise so permitted) realise a warrant already held by you or provide services in relation to a warrant attached to another security.

8.2	Non-readily realisable investments

Unless otherwise stated in your Customer Profile, we may enter into transactions on your behalf in non-readily realisable investments. You should note that these are investments in which there is a restricted market and it may therefore be difficult to deal in them or to obtain reliable information about their value. Further, it may be difficult to establish a proper market price and to make a subsequent sale. You should indicate under the heading “Investment Restrictions” in your Customer Profile if you do not wish us to make recommendations or deal for you in respect of such investments.

8.3	Penny Shares

You should be aware that there is an extra risk of losing money when shares are brought in some smaller companies including penny shares. There is a big difference between the buying price and the selling price of the shares. If they have to be sold immediately, you may get back much less than you paid for them. The price may change quickly and it may go down as well as up.

8.4	Investments subject to stabilisation

Unless otherwise stated in your Customer Profile, we may advise you on or deal for you in investments that may have been the subject of stabilisation. A notice from the FSA explaining certain key aspects of stabilisation is contained in Schedule 1 to these Terms of Business. You should indicate under the heading “Investment Restrictions” in your Customer Profile if you do not wish us to make recommendations or deal for you in respect of such investments.

8.5	Stock Lending

Unless otherwise stated in your Customer Profile, we may, in accordance with your instructions, undertake stock lending activity with you in relation to any assets held for you pursuant to these Terms of Business and any further assets as from time to time agreed.

Stock lending may affect your tax position and you should consult a tax adviser before proceeding.

We may undertake such lending with or without taking collateral and if we do take collateral such collateral may, subject to your Customer Profile, be in cash, investments of any type or physical commodities or any instrument representing any of the same as we may think fit and shall be of a value as determined by us in our absolute discretion. You shall be remunerated for such stock lending by payment of such fee as shall from time to time be agreed with us and such fee shall be added to your account.

As a result of lending securities you will cease to be the owner of them, although you will have the right to reacquire on a future date equivalent securities (or in certain circumstances their cash value or the proceeds of redemption). However, except to the extent that you have received collateral, your right to the return of securities is subject to the risk of insolvency or other non performance by the borrower. Since you are not the owner during the period securities are lent out, you will not have voting rights nor will you directly receive dividends or other corporate actions although you will normally be entitled to a payment from the borrower equivalent to the dividend you would otherwise have received and the borrower will be required to account to you for the benefit of corporate actions. Full details will be contained in any stock lending agreement you enter into and the above description is subject to the terms of any such document.

8.6	Units in unregulated collective investment schemes

Unless otherwise stated in your Customer Profile, we may advise you on investments relating to, or undertake transactions with or for you in units in unregulated collective investment schemes.

8.7	Underwriting

Unless otherwise stated in your Customer Profile, we may enter into transactions for you which commit you to underwriting, sub-underwriting or similar obligations in connection with a new issue, offer for sale, rights issue, take-over offer, other offer or similar transaction.

This authority extends to such transactions in which we and/or an associate have been involved as sponsor, financial adviser, underwriter, lending bank or in some other capacity.

Except to the extent that borrowing is permitted under these Terms of Business, we will not commit you to an underwriting (including sub-underwriting or similar obligation) unless we reasonably believe that such commitment could be met in full out of the cash and investments in your account. If you wish to specify any further restriction including any restriction on the categories of securities which may be underwritten, you may do so under “Investment Restrictions” in your Customer Profile. Otherwise, there are no limits on the categories of securities which may be underwritten and no financial or other limits on the extent of underwriting.

8.8	Borrowing

Unless otherwise stated in your Customer Profile, we may, in accordance with your instructions, commit you to supplement the funds in your account, including borrowing on your behalf. We may do so in any circumstances we consider appropriate for you.

Unless otherwise stated in your Customer Profile, there are no limitations on our ability to borrow. Any limits stated in your Customer Profile may, however, be exceeded on a temporary basis to cover timing differences between anticipated receipt and disbursements of funds where payment will be due by you on one transaction before the monies to fund such payment will be received under another transaction.

8.9	Off-Exchange Transactions

Unless otherwise stated in your Customer Profile, we may deal for you in circumstances in which the relevant deal is not regulated by the rules of any Stock Exchange or investment exchange (or not by an exchange which is recognised or designated for the purposes of the FSA rules). Such transactions may, accordingly, not be subject to the same investor protection standards as transactions executed on such an exchange. Please indicate under the heading “Investment Restrictions” in your Customer Profile if you do not wish us to recommend or enter into such transactions for you.

8.10	Short positions

Unless otherwise stated in your Customer Profile, we may establish short positions on your behalf, that is to say sell on your behalf investments which you do not own at the time, leaving you with an open exposure related to any increase in the price of those investments before settlement. We may cover your settlement obligations by borrowing for you the relevant investments. We may require you to sign appropriate documentation covering such borrowing.

8.11	Lending or pledging collateral

We may pledge or charge to a third party any part of your account used as collateral for the third party to use as collateral for its own obligations. Such collateral registered with the third party will not be in your name. Collateral may be returned which is equivalent but not identical to the collateral originally taken from the account.

9	Material Interests

9.1	When we give you investment advice or deal with or for you, we, or an associate may have an interest, relationship or arrangement that is material in relation to the transaction or investment concerned. The FSA rules require us to take reasonable steps to ensure fair treatment for you, although these interests, relationships or arrangements will not necessarily be separately disclosed to you at the relevant time. We will ensure fair treatment to you by such means as we consider appropriate including general or specific disclosure to you of the interests or types of interest to which we may be subject, operating a “Chinese wall” (that is a procedure for restricting information flows), adopting an independence policy under which our staff are required to disregard any material interest we may have or declining to act for you. The following are some examples of the type of interest, relationship or arrangement that could be involved:

9.1.1	dealing as principal with you;

9.1.2	matching your transaction with that of another customer or an associate;

9.1.3	being the financial adviser or lending banker to the company whose investments you are buying or selling, or acting for that company in a takeover bid by or for it;

9.1.4	sponsoring or underwriting the new issue involving the investment that you are buying or selling;

9.1.5	having a holding or a dealing position in the investment concerned; and

9.1.6	being a connected company of the issuer of the investments.

9.2	Any instructions received to buy or sell investments may be fulfilled (in whole or in part) by the sale to or the purchase from you of the relevant investments by us, an associate or another customer of ours or of an associate. This will generally not be disclosed to you in advance. Similarly, we may, without prior disclosure to you, instruct an associate to buy or sell investments or arrange or execute a transaction on your behalf.

9.3	Neither we, nor any associate, will be liable to account to you for, or (except in respect of our fees, commission or other charges) disclose to you, any profit, commission or remuneration made or received by us or it from or by reason of any transaction entered into with or for you, any connected transaction or any of the matters described in paragraph 9.1 or 9.2 above. We, or an associate, may benefit from any commission or any mark-up or mark-down and may act and be remunerated as an agent for the counterparty to such a transaction as well as for you.

9.4	Before issuing a research recommendation to our customers, we, or an associate may have acted upon it or made use of the information on which it is based. We are not obliged in advising you to take account of any research which has been carried out with a view to assisting our market making or trading activities or those of an associate.

9.5	Neither we, nor any associate, need disclose to you or, in making any decision or recommendation or taking any step on your behalf, take into consideration any information:

9.5.1	if the disclosure or use of the information might involve a breach of duty or confidence to another person; or

9.5.2	which comes to the notice of an officer, employee or agent of ours, or of an associate, but does not come to the actual notice of the individual making the decision or recommendation or taking the step in question.

9.6	We may effect transactions for you with or through a person with whom we have an arrangement under which that person will provide services or other benefits which are designed to result in an improvement of the performance of our services to you. In return for those benefits we may undertake to place business (including business on behalf of our customers) with that person but we will ensure that you do not suffer a comparative price disadvantage as a result of such arrangements. We will, to the extent required by the FSA rules, send to you periodically a written statement of our policy in relation to the receipt of such services or other benefits. Such statement shall form part of these Terms of Business.

9.7

The relationship between us is as described in these Terms of Business. Neither the relationship, nor the services we provide, nor any other matter, will give rise to any fiduciary or equitable duties on our part, or that of any associate, which would prevent or hinder us or it from acting in a dual capacity (either as principal or agent)

in respect of investments sold or purchased by you, or in any other way from acting as provided in these Terms of Business.

10	Aggregation of Orders

We may aggregate your order with our own orders and/or the orders of any associates and our other customers. On some occasions the effect of aggregation may work to your disadvantage.

11	Accounting and Settlement

11.1	We will account to you for any transaction effected on your behalf by crediting or debiting payments and deliveries to your account with us or any third party holding money or providing custody services to you. Subject to your discharging all of your liabilities to us and otherwise as mentioned herein, we will upon your instructions deliver investments to you or to your reasonable order and/or, as the case may be, make a wire transfer of the cash balances on your account in each case at your risk.

11.2	We are not obliged to settle transactions or account to you unless and until we (or our settlement agents) have received all necessary documents or money.

11.3	Our obligations to deliver investments to you or to your order or to account to you for the proceeds of the disposal of investments are conditional on the prior receipt by us of appropriate documents or money from the other party to the transaction.

11.4	We may purchase or borrow investments to cover any liability of yours to deliver investments pursuant to transactions with or through us and you will reimburse us for any losses and expenses we suffer in this way.

11.5	We may arrange for any transaction we have entered into with or for you to be settled by another person pursuant to an agreement entered into with that person by us on your behalf. That agreement may contain any terms we consider appropriate.

12	Your Money

As noted in Clause 3 above, we do not expect to hold money for you. If, exceptionally we do hold such money, then it will be held as follows:

12.1	Any money held for you by Credit Suisse First Boston International (which is a bank) in an account with itself will be held by it as banker and not as trustee and as a result, the money will not be held in accordance with the FSA’s rules on client money.

12.2

Any money held for you by Credit Suisse First Boston (Europe) Limited or (in circumstances where Clause 12.1 above does not apply) by Credit Suisse First Boston International will when required under the FSA rules (including any modification or replacement of them) be treated as client money unless you agree otherwise. Unless you are a private customer for the purpose of those rules, interest will not normally be payable to you. If you are a private customer, interest will be paid at the rate (net of all taxes and deductions required by law) required by the FSA’s client money rules or such other rate as we may from time to time agree.

Such rate is, or may be, less than the rate of interest otherwise required by the FSA’s client money rules.

13	Liability and Indemnity

13.1	We will not be liable (whether in contract or tort (including negligence, under statute or otherwise)) for any loss (including loss of profits, loss of data, indirect, consequential or incidental damages, liabilities, claims, losses, expenses, awards, proceedings and costs regardless of whether the possibility of such damages was disclosed to, or could have reasonably been foreseen by, us) suffered by you in connection with these Terms of Business (including any service performed under them, including the giving of instructions to third parties in connection with any transaction entered or to be entered by you or on your behalf) or in connection with any agreement which we enter into on your behalf, unless it arises from our proven negligence, wilful default or fraud.

13.2	You must indemnify us and our employees, agents and delegates against all costs, liabilities and expenses incurred by us in connection with these Terms of Business (including any service performed under them, including the giving of instructions to third parties in connection with any transaction entered or to be entered by you or on your behalf) or in connection with any agreement which we enter into on your behalf, unless they are due to our proven negligence, wilful default or fraud.

13.3	Nothing in these Terms of Business excludes or restricts any obligation we have to you under the FSA rules or under the Financial Services and Markets Act 2000 or its successor legislation and the UK regulatory system or requires you to indemnify us against any breach by us of such an obligation to an extent prohibited, in any such case by such legislation or regulatory system.

14	Identification

14.1	You shall, prior to the effecting of any transaction or within any other timescale stipulated by us, provide to us such identification information as we may request which in our opinion is necessary in order for us to comply with our regulatory obligations. If you fail to do so, we may terminate or decline to carry out any such transaction.

14.2	If you are acting on behalf of a third party, you shall, prior to the effecting of any transaction or within any other timescale stipulated by us, provide to us such identification information in relation to such third party as is requested by us which in our opinion is necessary in order for us to comply with our regulatory obligations. If you fail to do so, we may:

(a)	terminate or decline to carry out any such transaction;

(b)	(i) terminate or decline to carry out such part of any such transaction that is attributable to any such third party or (ii) treat you as liable as principal for any such part of any such transaction.

14.3	In the case of 14.1 or 14.2 above, we shall:

(a)	in no circumstances be liable to you or any third party for any expense, loss or damage howsoever suffered by reason of the termination of the transaction or our refusal to carry out the same; and

(b)	be entitled to recover from you on a full indemnity basis and on demand any costs, disbursements, expense, losses or damages which we incur as a result of your breach which shall become immediately due and payable upon demand together with interest thereon at such rate as we may reasonably determine.

14.4	No act, omission or representation on our part shall be deemed to amount to a waiver of our rights under paragraphs 14.1 to 14.3 above or otherwise give rise to an estoppel or operate to affirm any transaction in circumstances where identification information required by us pursuant to these Terms of Business remains outstanding.

15	Research Recommendations

15.1	Receipt

We or our associates may from time to time provide research reports and recommendations to you (but are under no obligation to do so). Where we do so, we need not see that any advice or information we give is given to our customers either before or at the same time as it is made available to our associates or to our or their employees, officers or directors. Further, you may not receive them at the same time as our other customers.

15.2	Prior internal use

Our associates and our and their employees, officers and directors may receive, have knowledge of, act upon or use such research reports and recommendations (or any conclusions expressed thereon or research or analysis upon which they are based) after they have been published but before they are received by our customers (e.g. because of postal delays).

15.3	No obligation to take account of research recommendations

We will be under no obligation to take account of any reports and recommendations issued to our customers when we advise or deal with or for you. Further, we need not see that our advice or dealings for you takes account of any research which has been carried out for our or our associates’ market makers or otherwise with a view to assisting our or their own activities.

15.4	Restriction on passing on

You agree not to pass on any research publication to another person without our prior written approval. Where we do consent, such passing on must be in accordance with any restrictions set out in the document on the class of person to whom the document may be passed on.

16	General

16.1	We may amend these Terms of Business. If we do so we will give you written notice of any changes ten business days (if practicable) before we conduct any business with you on the amended terms.

16.2	We will treat all information we receive from you as confidential. However, we may disclose any information we receive from you or which otherwise concerns you if the disclosure is necessary or desirable to enable the services contemplated by these Terms of Business to be provided, we are required to do so by law or are requested to do so by the FSA, the London Stock Exchange or any other regulatory authority in any country. We may also disclose on any occasion such information as we think fit to our professional advisers and associates or persons holding money or providing custody services to you.

16.3	We may employ agents selected by us on any terms we think appropriate.

16.4	We may delegate performance of any of our services under these Terms of Business to any person including without limitation any associate.

16.5	All transactions, whether executed and/or settled by us or a third party will be subject to the rules and customs of the exchange or market and/or clearing house through which the transactions are executed and to any other applicable rules and regulations or legal requirements (collectively “applicable regulations”) so that:

16.5.1	if there is any conflict between these Terms of Business, or the terms of any agreement with a third party pursuant to which a transaction is executed and/or settled, and any applicable regulations, the latter will prevail;

16.5.2	we may take or omit to take any action we think appropriate to ensure compliance with any applicable regulations; and

16.5.3	any such action we take and all applicable regulations will be binding on you.

16.6	You should assume that all telephone calls between us may be recorded. These recordings will be our sole property and may be used as evidence in the event of a dispute.

16.7	Any notice from us to you may be served by letter, telex or fax. A letter addressed and posted to your last known address will be deemed to have been received by you 48 hours after posting occurred if in the U.K. and 7 days after posting if overseas.

16.8	Where you comprise more than one person:-

16.8.1	any instruction, notice or other communication to be given by or to you under these Terms of Business may be given by or to any one of you and that person may give us a final discharge in respect of any of our obligations; and

16.8.2	your liabilities under or in connection with these Terms of Business are joint and several.

16.9	You consent under these Terms of Business that we and our representatives may communicate with you on a real-time basis with the purpose of bringing to your attention an investment opportunity or any other kind of investment communication and you expressly invite us and our representatives to do so.

16.10	Each provision of these Terms of Business is severable and if any provision is or becomes invalid or contravenes any applicable regulations, the remaining provisions will not be affected.

16.11	You will receive such statements as to your account and the holdings in it from us or, as the case may be, the relevant custodian holding the assets in your account. In addition, we may from time to time send you, for information purposes, “Portfolio Reviews” containing information in relation to your account. Please note, however, that neither we nor any of our associates nor any person holding money or providing custody services to you makes any representation as to the completeness or accuracy of any information contained within any part of such Portfolio Review nor do we or they accept any liability (whether in contract, tort or otherwise howsoever and whether or not they have been negligent) for any loss or damage (including, without limitation, loss of profit), which may arise directly or indirectly from use of or reliance on such information.

17	Complaints and Compensation

17.1	If you have a complaint about us you should raise it in the first instance with our employee acting for you. If you are not satisfied with the response of our employee (or if you prefer not to raise the matter with our employee) you should raise the matter with our Compliance Officer. You may subsequently complain directly to the Financial Ombudsman Service.

17.2	Details of the compensation arrangements available to you under the Financial Services Compensation Scheme (as defined in the FSA rules) are available from us on request. Where we introduce orders placed by you to any overseas intermediary, you will obtain the benefit of any regulatory protections to which the intermediary is subject in the jurisdiction from which it acts. In the case of the United States, these include the existence of a compensation scheme for the customers of US financial intermediaries.

18	Commencement

These Terms of Business shall take effect as of the date stated at the head of the covering letter accompanying these Terms of Business or, where you have not previously entered into terms of business with us, if earlier, the day on which we commenced investment business or any other business with or for you.

19	Termination

19.1	Either of us is entitled to terminate these Terms of Business by giving written notice to the other. Such notice may take effect immediately on receipt or at such later time specified in the notice.

19.2	Termination will be without prejudice to the completion of transactions already initiated and will not affect any outstanding transactions or any rights or obligations which may already have arisen between us. Transactions in progress at the date of termination will be completed by us as soon as practicable.

19.3	If termination occurs, we will, as soon as reasonably practicable, deliver to you or your order any money or other property we are holding for you.

20	Power to Sell or Close Out

At any time after the termination of these Terms of Business under paragraph 19 above, or after we have determined, in our sole discretion, that you have not performed (or after we have reasonably determined that you may not be able or willing in the future to perform) any of your obligations to us or that there has been a material adverse change in market or economic conditions, we may, without notice:-

20.1.1	treat any investment transaction that is then outstanding as having been cancelled and terminated;

20.1.2	sell any of your investments to realise sufficient funds to cover any outstanding amount and apply the proceeds of sale against such outstanding amount; and/or

20.1.3	close out, replace or reverse any such transaction, enter into any other transaction or take, or refrain from taking, such other action at such times and in such manner as we consider necessary or appropriate to cover, reduce or eliminate our loss or liability under or in respect of any contracts, positions or commitments.

21	Lien, Right of Set-Off and Combination of Accounts

Without prejudice and in addition to any general lien, right of set-off or other similar rights which we may be entitled to exercise over any of your investments, moneys or other property, your investments, moneys or other property shall be subject to a general lien in our favour, insofar as there remains any outstanding amounts due from you to us. If you default in paying any amount by the due date, we shall be entitled (but in relation to client money only so far as consistent with the FSA rules) on such date to pay to the credit of, or as the case may be, debit to any account or accounts of yours with us or any associate the amount in question in the appropriate currency or, at our option, the equivalent thereof (at current market rates as determined by us at our sole discretion) in any other currency or currencies in which any balance on such account or accounts may then be denominated. In addition, we shall have the right (but in relation to client money, only so far as consistent with the FSA rules) at any time without notice to set off and/or combine and/or consolidate all or any of your accounts maintained with us or any associate in such manner as we may determine.

22	Notices

Our registered address is: One Cabot Square, London E14 4QJ. Notices may be sent to us at that address. We may send notices to you at the address you supplied to us or (if you are a company) your registered office.

23	Governing Law

23.1	These Terms of Business are governed by English law.

23.2	Each of us and you irrevocably agrees that the courts of England are to have jurisdiction to settle any dispute which may arise out of this Agreement and that, accordingly, any proceedings arising out of this Agreement may be brought in such courts. We and you each irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum. Your submission is made for our benefit and our submission is made for your benefit and shall not limit the right to take proceedings in any other court of competent jurisdiction nor shall the taking of proceedings in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction whether concurrently or not.

23.3	You hereby irrevocably appoint the person named at the end of these Terms of Business as process agent at its current address stated below or such other address in England and Wales as you may from time to time notify to us as your agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by you.

If your process agent shall cease to be able to act or to have an address in England and Wales nominated for the purpose of this Agreement you irrevocably undertake to irrevocably appoint an alternative agent for the service of process reasonably acceptable to us with an address in England and Wales and to deliver to us within 14 days a copy of a written acceptance of appointment by the process agent.

Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

By signing below you hereby confirm that:

(i)	You have read, understood and agreed to the above Terms of Business (including any Schedules, Annexes and Attachments thereto); and

(ii)	If you are not resident or, as the case may be, do not have an established place of business in England or Wales, the details of your process agent are:

Name of Process Agent:

Address of Process Agent:

Signed:

Print Name:

Date:

If you are domiciled in Luxembourg, please sign the consent below:

Clause 23.2 of these Terms of Business provides that the courts of England are to have jurisdiction to settle any dispute which may arise out of this Agreement and also provides for certain related matters.

You confirm by signing below that you specifically and expressly consent to such Clause 23.2 for the purposes of Article 1135-1 of the Civil Code.

Signed:

Schedule 1

Dealing in securities which may be subject to stabilisation

This statement complies with the rules of the Financial Services Authority (FSA).

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International (“CSFB”) or its representatives may, from time to time, recommend transactions in securities to you, or carry out such transactions on your behalf, where the price may have been influenced by measures taken to stabilise it.

You should read the explanation below carefully. This is designed to help you judge whether you wish your funds to be invested at all in such securities and, if you do, whether you wish:

(1)	to be consulted before CSFB carries out any such transaction on your behalf; or

(2)	to authorise CSFB to carry out any such transaction on your behalf without first having to consult you.

What is stabilisation?

Stabilisation enables the market price of a security to be maintained artificially during the period when a new issue of securities is sold to the public. Stabilisation may affect not only the price of the new issue but also the price of other securities relating to it.

The FSA allows stabilisation in order to help counter the fact that, when a new issue comes onto the market for the first time, the price can sometimes drop for a time before buyers are found.

Stabilisation is being carried out by a ‘stabilisation manager’ (normally the firm chiefly responsible for bringing a new issue to market). As long as the stabilising manager follows a strict set of rules, he is entitled to buy back securities that were previously sold to investors or allotted to institutions which have decided not to keep them. The effect of this may be to keep the price at a higher level than it would otherwise be during the period of stabilisation.

The Stabilisation Rules:

(1)	limit the period when a stabilising manager may stabilise a new issue;

(2)	fix the price at which he may stabilise (in the case of shares and warrants but not bonds); and

(3)	require him to disclose that he may be stabilising but not that he is actually doing so.

The fact that a new issue or a related security is being stabilised should not be taken as any indication of the level of interest from investors, or of the price at which they are prepared to buy the securities.

STRICTLY PRIVATE AND CONFIDENTIAL

CUSTOMER PROFILE

Individuals

(For Joint accounts, one per person)

Under the terms of the Financial Services and Markets Act 2000, firms regulated by the Financial Services Authority are required to know their customers before making financial planning and investment recommendations. This information is also needed to enable us to ensure any advice we give to, and any discretionary decision we make for, our customers is tailored to their particular circumstances and needs.

If you have any questions or need any help in completing this form, please contact your Advisor.

PERSONAL DETAILS

Surname Mr/Mrs/Ms                                                                               First names

Address

____________________________________________________________________________________________________

Telephone Office                                                                                        Home

Facsimile No                                                                           Email address

Marital Status

Spouse’s / Partner’s name

Date of birth (Self)                                                                           (Spouse / Partner)

Nationality (Self)                                                                           (Spouse / Partner)

No. of Dependants                                                                                   Name(s)

Approx. age(s)

Name of Account Beneficiary (ies)

____________________________________________________________________________________________________

Is any beneficiary / authorised signatory of the account currently, or were they formerly, any of the following: 1) a senior military, government or political official of any country, 2) a senior executive of a state owned corporation, 3) an immediate family member of such a person, or 4) closely associated with such a person?

Yes    ☐                         No    ☐

If yes, identify the official or executive, the position held and the country it is held in and give any additional information that may be relevant

______________________________________________________________________________________________________

PROFESSIONAL BACKGROUND

(to be completed even if client is retired)

Qualifications (educational and professional) (Self)

_______________________________________________________________________________________

Occupation (Self)

_______________________________________________________________________________________________

Employer’s Name (Self)

If Applicable

Qualifications (educational and professional) (Spouse)

_______________________________________________________________________________________

Occupation (Spouse)

Employer’s Name (Spouse)

INCOME DETAILS

Estimated Gross Annual Income

Under £100,000	☐	£100,000 -£250,000	☐	£250,000 -£500,000	☐

		£500,000 -£1 Million	☐	Over £1 Million	☐

Source of Income (Self)

_____________________________________________________________________________________________

(Spouse / Partner)

_______________________________________________________________________________________

Liquid Net Worth (excluding house)

Under £250,000	☐	£250,000 - £500,000	☐

£500,000 - £1 Million	☐	Over £1 Million	☐

Estimated Total Assets (specify investments, real estate, other bank accounts)

Real Estate

Investments

Bank Accounts

Other (please specify)

________________________________________________________________________________________________________

Calls on income (specify any anticipated expenditure requirements we should be aware of or take into account when planning your investments)

______________________________________________________________________________________________________

______________________________________________________________________________________________________

ACCOUNT / RELATIONSHIP BACKGROUND

Base currency (for valuation reporting purposes) ______________________________________________________________

Reason for opening account / establishing relationship with CSFB (e.g. trading, investment advice etc.)

______________________________________________________________________________________________________

______________________________________________________________________________________________________

Do you have any links or maintain accounts or relationships with other CSFB / CSG accounts or entities?

Yes     ☐              No     ☐

If yes, please give details: _______________________________________________________________________________

______________________________________________________________________________________________________

Origin of any assets to be deposited with CSFB (e.g. bank or entity remitting assets to CSFB)

______________________________________________________________________________________________________

Source of wealth (e.g. inheritance, savings, sale of company etc) ___________________________________________________

______________________________________________________________________________________________________

______________________________________________________________________________________________________

Assets expected to be deposited with CSFB over the course of the relationship

______________________________________________________________________________________________________

______________________________________________________________________________________________________

Expected Account Movements (specify types of activity expected in account including regularity e.g. purchase / sales of equities, fund investments, daily / monthly)

______________________________________________________________________________________________________

______________________________________________________________________________________________________

What is your relationship to the beneficial owner of this account (e.g. self, related, partner, portfolio manager)?

______________________________________________________________________________________________________

TYPE OF SERVICE YOU REQUIRE (tick ONE box only)

Discretionary ☐         Advisory ☐         Execution Only ☐

INVESTMENT OBJECTIVES

•	Please indicate which of the following criteria represent your investment objectives (if you tick more than one box percentages MUST be given)

(A)	Income	☐

(B)	Capital growth	☐

(C)	Short term	☐

(D)	Other (please specify)	☐

•	Please also indicate the level of risk you are prepared to accept (tick ONE box only)

(A)	High	☐

(B)	Moderate	☐

(C)	Low	☐

Please note, due to market fluctuations we cannot guarantee to maintain the weighting within a portfolio but will use the information when investing new funds

High Risk

•	You seek significant returns, but can sustain downward investment fluctuations

•	You prefer investments with high profit potential even if that means high downside price risk

Medium Risk

•	You seek long-term returns, but can sustain downward investment fluctuations

•	You prefer investments with limited downside price risk and are willing to forego higher returns as a result

Low Risk

•	You seek to preserve capital after inflation and minimise investment volatility

•	You prefer investments with low downside price risk

Please tick the relevant boxes for the products that we may deal in for you

Equities

Fixed Income

Futures

Options / Warrants

Structured Products

Other (please specify)

If you wish to trade in any future, option, warrant or structured derivative product, have you signed the Warrants and Derivatives Risk Warning Notice?                                                                                       YES/NO

Please set out below restrictions on the types of investments or markets on which we may deal for you

______________________________________________________________________________________________________________

______________________________________________________________________________________________________________

______________________________________________________________________________________________________________

______________________________________________________________________________________________________________

EXPERIENCE

Previous Trading Experience	Average size trade US$	Average no. of trades per month	No. of years experience	Advised or made own decisions
Equities

Fixed Income

Futures

Options / Warrants

Structured Products

Other (please specify)

Describe your knowledge of investment risks and how the extent to which your investment experience enables you to assess the risks in the investment markets

______________________________________________________________________________________________________________

______________________________________________________________________________________________________________

______________________________________________________________________________________________________________

______________________________________________________________________________________________________________

If you are to be considered an “Expert”, please explain in detail why you should be considered an “Expert” and for what type of investments?

______________________________________________________________________________________________________________

______________________________________________________________________________________________________________

______________________________________________________________________________________________________________

______________________________________________________________________________________________________________

For an “Expert” investor please confirm that the waiver of FSA protection has been explained

______________________________________________________________________________________________________________

ADDITIONAL INFORMATION

Please provide the Names of other persons authorised by you to give investment instructions for your account: (must be accompanied by a Discretionary Management Agreement or Trading Authorisation)

________________________________________________________________________________________________________

Please provide any additional information you feel is relevant to your current circumstances and requirements, and advise us when any of the above changes in any material respect

________________________________________________________________________________________________________

________________________________________________________________________________________________________

WARNING

Please review the information you have provided very carefully before signing and returning the document to us. The investment recommendations and decisions we make to you / on your behalf rely upon its accuracy and completeness. CSFB cannot be held responsible or liable for investment outcomes that result from provision of false or misleading information.

NOTE

The information contained in this document will not be used for any purpose other than providing you with our services under our Terms of Business or Discretionary Management Agreement or for any related or ancillary purposes. For a full description relating to data protection, please refer to point 4 of the Terms of Business document or point 7 of the Discretionary Management Agreement.

Client Signature _________________________________________________________ Date ___________________________

Internal Use Only

Which entity is the account to be opened with?

PCS ☐      CSPB ☐     Other (please specify) ________________________________________________________________

Is the Client a Politically Exposed Person (PEP)? YES / NO

If yes, a PEP Approval form must be completed

Does this relationship require a Reputational Risk Review? YES / NO

If yes, a RRRP Submission Form must be completed

PCS Adviser Signature _______________________________________________________ Date ________________________

PCS Management Signature ___________________________________________________ Date ________________________

From the information detailed above, we have classified the client as

Private     ☐                                      Intermediate (Expert)    ☐

Approved ___________________________________________________________________ Date _________________________

ATTACHMENT 70

[McKenna Long & Aldridge LLP letterhead]

July     , 2005

TRX, Inc.

6 West Druid Hills Drive

Atlanta, GA 30329

Re:	TRX, Inc.
Registration Statement on Form S-1

Gentlemen:

We have acted as counsel to TRX, Inc., a Georgia corporation (the “Company”), in connection with a Registration Statement on Form S-1 (Registration No. 124741) (the “Registration Statement”) and the filing thereof with the Securities and Exchange Commission (the “Commission”). The Registration Statement covers an aggregate of                      Shares (the “Shares”) of Common Stock, no par value per Share (the “Common Stock”) of the Company, including up to                      Shares subject to an over-allotment option (the “Over-Allotment Option”) to be granted by the Company to Credit Suisse First Boston LLC, Thomas Weisel Partners LLC, Legg Mason Wood Walker, Incorporated and SunTrust Capital Markets, Inc. as underwriters (the “Underwriters”).

The opinion hereinafter set forth is given at the request of the Company pursuant to Item 16 of Form S-1 and Item 601(b)(5) of Regulation S-K. The only opinion rendered by this firm consists of the matter set forth in numbered paragraph (1) below (our “Opinion”), and no other opinion is implied or to be inferred beyond such matter. Additionally, our Opinion is based upon and subject to the qualifications, limitations and exceptions set forth in this letter.

Our Opinion is furnished for the benefit of the Company solely with regard to the Registration Statement, may be relied upon by the Company only in connection with the Registration Statement and may not otherwise be relied upon, used, quoted or referred to by or filed with any other person or entity without our prior written permission.

In rendering our Opinion, we have examined such agreements, documents, instruments and records as we deemed necessary or appropriate under the circumstances for us to express our Opinion, including, without limitation, the Amended and Restated Articles of Incorporation of the Company; the Amended and Restated Bylaws of the Company; minutes and consent actions of proceedings of the Board of Directors, committees of the Board of Directors and the shareholders of the Company; and the form of underwriting agreement to be entered into among the Company and the Underwriters (the “Underwriting Agreement”). In making all of our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as copies, and the due execution and delivery of all documents by any persons or entities other than the Company where due execution and delivery by such persons or entities is a prerequisite to the effectiveness of such documents.

As to various factual matters that are material to our Opinion, we have relied upon the factual statements set forth in a certificate of officers of the Company and certificates of public officials. We have not independently verified or investigated, nor do we assume any responsibility for, the factual accuracy or completeness of such factual statements.

Members of this firm are admitted to the Bar of the State of Georgia and are duly qualified to practice law in that state. We do not herein express any opinion concerning any matter respecting or affected by any laws other than laws of the State of Georgia that are now in effect and that, in the exercise of reasonable professional judgment, are normally considered in transactions such as the issuance of the Shares pursuant to the Underwriting Agreement. The Opinion hereinafter set forth is based upon pertinent laws and facts in existence as of the date hereof, and we expressly disclaim any obligation to advise you of changes to such pertinent laws or facts that hereafter may come to our attention.

Based upon and subject to the foregoing, we are of the Opinion that:

(1)	the Shares to be issued and sold by the Company (inclusive of up to Shares to be sold by the Company pursuant to the Over-Allotment Option), when issued, sold and delivered in accordance with the Underwriting Agreement against payment in full of the purchase price therefor, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this Opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading “Legal Matters” in the Prospectus forming a part of the Registration Statement.

Very truly yours,

MCKENNA LONG & ALDRIDGE LLP

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